UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

JUNE 30, 2023

(Free translation from the original issued in Portuguese. In the event of discrepancies, the Portuguese language version prevails)

Independent auditors’ review report on the consolidated and individual interim financial information

To the

Management and Shareholders of

Telefônica Brasil S.A.

São Paulo - SP

Introduction

We have reviewed the consolidated and individual interim financial information of Telefônica Brasil S.A. (“Company”), included in the Quarterly Information Form – “ITR” for the quarter ended June 30, 2023, which comprise the balance sheet as of June 30, 2023, and the related statements of income and comprehensive income for the three- and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, in addition to the summary of the main accounting policies and other explanatory information.

The Company Management is responsible for preparing the consolidated and individual interim financial statements in accordance with the accounting standard CPC 21(R1) – Interim financial reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for presenting the aforementioned information in accordance with the standards issued by the Brazilian Securities Commission (CVM) that apply to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, as a result, we cannot provide assurance that we have discovered all the significant matters that could have been identified by an audit. Accordingly, we do not express an audit opinion.

2

Conclusion on the Company and consolidated interim financial information

Based on our review we are not aware of any facts that lead us to believe the consolidated and individual interim financial information included in the aforesaid “ITR” has not been prepared, in all material respects, in accordance with the accounting standard CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ”ITR”, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statement of value added

The aforementioned quarterly financial information includes consolidated and individual Statements of Value Added (DVA) for the six-month period ended June 30, 2023, which are the responsibility of Company’s Management and are presented as supplementary information for IAS 34 purpose. This financial statement was subject to review procedures conducted together with the review of the quarterly financial information, for the purpose to conclude whether it has been reconciled with the interim financial information and accounting records, as applicable, and if its form and content comply with the criteria set out in the accounting standard CPC09 – “Statements of Value Added”. Our review did not detect any facts that lead us to believe that the DVA has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard and consistently in relation to the consolidated and individual interim financial statements taken as a whole.

São Paulo, July 21, 2023.

Baker Tilly 4Partners Auditores Independentes S.S.

CRC 2SP-031.269/O-1

Nelson Varandas dos Santos

Accountant CRC 1SP-197.110/O-3

3

TELEFÔNICA BRASIL S.A.
Balance Sheets
On June 30, 2023 and December 31, 2022
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	06.30.23	12.31.22	06.30.23	12.31.22	LIABILITIES AND EQUITY	Note	06.30.23	12.31.22	06.30.23	12.31.22

Current assets		18,951,035	15,771,846	19,903,634	17,283,910	Current liabilities		22,126,449	20,825,429	22,825,416	22,170,720
Cash and cash equivalents	3	5,020,765	1,359,061	5,404,821	2,273,834	Personnel, social charges and benefits	15	990,430	975,432	1,051,993	1,035,652
Financial investments	4	1,082	1,016	1,082	1,016	Trade accounts payable	16	8,512,110	7,169,209	8,791,703	7,415,798
Trade accounts receivable	5	8,179,822	8,393,728	8,509,660	8,691,114	Income and social contribution taxes payable	8.b	58,986	-	60,824	3,064
Inventories	6	751,875	783,041	760,812	789,724	Taxes, charges and contributions payable	17	1,525,242	1,044,473	1,557,222	1,097,512
Prepaid expenses	7	1,861,935	983,508	2,079,643	1,141,521	Dividends and interest on equity	18.b	2,900,423	3,187,417	2,900,423	3,187,417
Income and social contribution taxes recoverable	8.a	614,292	574,284	644,032	622,460	Provisions and contingencies	19.a	1,275,584	1,322,852	1,278,098	1,878,086
Taxes, charges and contributions recoverable	9	1,857,854	2,528,119	1,890,802	2,571,170	Loans, financing, debentures, leases, 5G licenses and contingent liabilities	20.a	5,765,777	5,786,313	5,846,867	6,019,945
Judicial deposits and garnishments	10	77,341	591,275	78,375	592,369	Deferred income	21	656,133	670,945	885,477	845,645
Dividends and interest on equity	18.a	62,546	15,422	-	-	Derivative financial instruments	31.a	26,477	86,548	26,477	86,548
Derivative financial instruments	31.a	6,947	113,501	6,947	113,501	Other liabilities	22	415,287	582,240	426,332	601,053
Other assets	11	516,576	428,891	527,460	487,201
						Non-current liabilities		28,404,538	27,365,180	28,629,610	28,494,916
Non-current assets		100,231,333	100,822,503	100,253,764	101,837,573	Personnel, social charges and benefits	15	70,179	60,980	91,367	61,674
Long-term assets		5,974,488	5,247,225	6,294,789	5,845,943	Income and social contribution taxes payable	8.b	176,526	104,438	176,526	104,438
Financial investments	4	34,672	43,295	34,898	43,522	Taxes, charges and contributions payable	17	3,649,312	2,648,391	3,707,630	2,788,735
Trade accounts receivable	5	383,719	399,029	383,719	399,029	Deferred taxes	8.c	3,623,261	3,831,721	3,623,261	3,831,721
Prepaid expenses	7	1,233,200	978,121	1,233,970	993,391	Provisions and contingencies	19.a	6,912,699	6,129,243	7,043,803	6,732,745
Deferred taxes	8.c	-	-	94,278	379,093	Loans, financing, debentures, leases, 5G licenses and contingent liabilities	20.a	12,414,220	12,904,313	12,421,719	13,281,851
Taxes, charges and contributions recoverable	9	765,755	861,397	766,156	869,460	Deferred income	21	141,213	137,710	141,221	137,778
Judicial deposits and garnishments	10	3,150,294	2,611,639	3,333,294	2,790,618	Derivative financial instruments	31.a	82,635	77,593	82,635	77,593
Derivative financial instruments	31.a	70,530	44,522	70,530	44,522	Other liabilities	22	1,334,493	1,470,791	1,341,448	1,478,381
Other assets	11	336,318	309,222	377,944	326,308
Investments	12.c	945,623	6,444,663	433,926	368,195
Property, plant and equipment	13.a	44,426,693	45,367,102	44,466,999	45,898,185	TOTAL LIABILITIES		50,530,987	48,190,609	51,455,026	50,665,636
Intangible assets	14.a	48,884,529	43,763,513	49,058,050	49,725,250
						Equity		68,651,381	68,403,740	68,651,381	68,403,740
						Capital	23.a	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	23.c	63,074	149,409	63,074	149,409
						Income reserves	23.d	3,713,758	3,804,001	3,713,758	3,804,001
						Additional proposed dividends	23.e	-	826,731	-	826,731
						Retained earnings		1,263,237		1,263,237
						Equity valuation adjustment	23.f	39,896	52,183	39,896	52,183

						Non-controlling shareholders	23.g	-	-	50,991	52,107

						TOTAL EQUITY		68,651,381	68,403,740	68,702,372	68,455,847

TOTAL ASSETS		119,182,368	116,594,349	120,157,398	119,121,483	TOTAL LIABILITIES AND EQUITY		119,182,368	116,594,349	120,157,398	119,121,483

4

TELEFÔNICA BRASIL S.A.
Statements of Income
Three and six-month periods ended June 30, 2023 and 2022
(In thousands of reais, except earnings per share)
(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06.30.23	06.30.22	06.30.23	06.30.22	06.30.23	06.30.22	06.30.23	06.30.22

Net operating revenue	24	12,354,640	11,225,111	24,531,430	22,428,786	12,732,709	11,831,309	25,453,619	23,182,929

Cost of sales and services	25	(6,758,348)	(6,179,420)	(13,511,055)	(12,532,855)	(7,045,082)	(6,667,409)	(14,258,478)	(13,127,783)

Gross profit		5,596,292	5,045,691	11,020,375	9,895,931	5,687,627	5,163,900	11,195,141	10,055,146

Operating income (expenses)		(3,725,395)	(3,635,093)	(7,466,829)	(7,054,256)	(3,815,173)	(3,686,595)	(7,646,802)	(7,144,416)
Selling expenses	25	(3,090,984)	(2,975,536)	(6,116,745)	(5,870,117)	(3,136,498)	(3,027,734)	(6,231,777)	(5,923,304)
General and administrative expenses	25	(693,115)	(662,447)	(1,385,560)	(1,286,138)	(711,536)	(676,395)	(1,421,404)	(1,314,140)
Other operating income (expenses), net	26	46,664	23,217	39,698	108,512	38,307	21,618	18,034	100,897
Share of results in investees - equity method	12.c	12,040	(20,327)	(4,222)	(6,513)	(5,446)	(4,084)	(11,655)	(7,869)

Operating income		1,870,897	1,410,598	3,553,546	2,841,675	1,872,454	1,477,305	3,548,339	2,910,730

Financial income (expenses), net	27	(495,646)	(584,002)	(1,158,651)	(1,114,721)	(485,823)	(601,065)	(1,143,215)	(1,125,051)

Income before taxes		1,375,251	826,596	2,394,895	1,726,954	1,386,631	876,240	2,405,124	1,785,679

Income and social contribution taxes	8.d	(252,720)	(63,924)	(437,695)	(208,068)	(265,646)	(130,610)	(449,551)	(290,121)

Net income for the period		1,122,531	762,672	1,957,200	1,518,886	1,120,985	745,630	1,955,573	1,495,558

Attributable to:
Controlling shareholders	23.h	1,122,531	762,672	1,957,200	1,518,886	1,122,531	762,672	1,957,200	1,518,886
Non-controlling shareholders	23.h	-	-	-	-	(1,546)	(17,042)	(1,627)	(23,328)

Basic and diluted earnings per common share (in R$)	23.i	0.68	0.46	1.18	0.91

5

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Six-month periods ended June 30, 2023 and 2022
(In thousands of reais)
		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2021	63,571,416	63,074	(606,536)	1,297,905	3,385,302	-	119,354	-	2,028,524	68,157	69,927,196	79,000	70,006,196
Payment of additional 2021 dividend	-	-	-	-	-	-	-	-	(2,028,524)	-	(2,028,524)	-	(2,028,524)
Appropriation to tax incentive reserve	-	-	-	-	-	-	34,392	(34,392)	-	-	-	-	-
Cancellation of common shares	-	-	606,536	(606,536)	-	-	-	-	-	-	-	-	-
Repurchase of common shares for treasury	-	-	(313,381)	-	-	-	-	-	-	-	(313,381)	-	(313,381)
Share of equity transactions in investees	-	-	-	2,182	-	-	-	-	-	-	2,182	-	2,182
Other comprehensive income	-	-	-	-	-	-	-	-	-	(16,318)	(16,318)	-	(16,318)
Net income for the period	-	-	-	-	-	-	-	1,518,886	-	-	1,518,886	(23,328)	1,495,558
Interim interest on equity	-	-	-	-	-	-	-	(1,060,000)	-	-	(1,060,000)	-	(1,060,000)
Balance on June 30, 2022	63,571,416	63,074	(313,381)	693,551	3,385,302	-	153,746	424,494	-	51,839	68,030,041	55,672	68,085,713
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	167,449	-	-	167,449	-	167,449
Appropriation to tax incentive reserve	-	-	-	-	-	-	60,703	(60,703)	-	-	-	-	-
Repurchase of common shares for treasury	-	-	(294,048)	-	-	-	-	-	-	-	(294,048)	-	(294,048)
Right of Withdrawal - acquisition of Garliava	-	-	(14)	-	-	-	-	-	-	-	(14)	-	(14)
Share of equity transactions in investees	-	-	-	227	-	-	-	-	-	-	227	-	227
Non-controlling shareholders in Vivo Ventures - adjustment	-	-	-	-	-	-	-	-	-	-	-	421	421
Other comprehensive income	-	-	-	-	-	-	-	(51,386)	-	344	(51,042)	(203)	(51,245)
Net income for the period	-	-	-	-	-	-	-	2,566,127	-	-	2,566,127	(3,783)	2,562,344
Allocation of income:
Legal reserve	-	-	-	-	204,250	-	-	(204,250)	-	-	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,015,000)	-	-	(1,015,000)	-	(1,015,000)
Interim dividends	-	-	-	-	-	-	-	(1,000,000)	-	-	(1,000,000)	-	(1,000,000)
Additional proposed dividends	-	-	-	-	-	-	-	(826,731)	826,731	-	-	-	-
Balance on December 31, 2022	63,571,416	63,074	(607,443)	693,778	3,589,552	-	214,449	-	826,731	52,183	68,403,740	52,107	68,455,847
Payment of additional dividend for 2022	-	-	-	-	-	-	-	-	(826,731)	-	(826,731)	-	(826,731)
Appropriation to tax incentive reserve	-	-	-	-	-	-	36,789	(36,789)	-	-	-	-	-
Cancellation of common shares	-	-	607,443	(607,443)	-	-	-	-	-	-	-	-	-
Repurchase of common shares for treasury	-	-	(86,337)	-	-	(127,032)	-	-	-	-	(213,369)	-	(213,369)
Surplus Distribution - PBS-A Plan	-	-	-	-	-	-	-	58,826	-	-	58,826	-	58,826
Share of equity transactions in investees	-	-	-	2	-	-	-	-	-	-	2	-	2
Non-controlling shareholders in Vivo Ventures - adjustment	-	-	-	-	-	-	-	-	-	-	-	511	511
Other comprehensive income	-	-	-	-	-	-	-	-	-	(12,287)	(12,287)	-	(12,287)
Net income for the period	-	-	-	-	-	-	-	1,957,200	-	-	1,957,200	(1,627)	1,955,573
Interim interest on equity	-	-	-	-	-	-	-	(716,000)	-	-	(716,000)	-	(716,000)
Balance on June 30, 2023	63,571,416	63,074	(86,337)	86,337	3,589,552	(127,032)	251,238	1,263,237	-	39,896	68,651,381	50,991	68,702,372

6

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and six-month periods ended June 30, 2023 and 2022
(In thousands of reais)	(A free translation of the original in Portuguese)
	Company				Consolidated
	Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22	06.30.23	06.30.22	06.30.23	06.30.22
Net income for the period	1,122,531	762,672	1,957,200	1,518,886	1,120,985	745,630	1,955,573	1,495,558

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods	(10,040)	20,984	(12,241)	(16,284)	(10,040)	20,984	(12,241)	(16,284)
Gains (losses) on derivative financial instruments	(5,598)	25,725	(7,304)	4,141	(5,598)	25,725	(7,304)	4,141
Taxes	1,903	(8,747)	2,483	(1,408)	1,903	(8,747)	2,483	(1,408)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	(6,345)	4,006	(7,420)	(19,017)	(6,345)	4,006	(7,420)	(19,017)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods	(3)	(54)	(46)	(34)	(3)	(54)	(46)	(34)
Unrealized losses on financial assets at fair value through other comprehensive income	(5)	(81)	(70)	(51)	(5)	(81)	(70)	(51)
Taxes	2	27	24	17	2	27	24	17

Other comprehensive income	(10,043)	20,930	(12,287)	(16,318)	(10,043)	20,930	(12,287)	(16,318)

Comprehensive income for the period - net of taxes	1,112,488	783,602	1,944,913	1,502,568	1,110,942	766,560	1,943,286	1,479,240

Attributable to:
Controlling shareholders	1,112,488	783,602	1,944,913	1,502,568	1,112,488	783,602	1,944,913	1,502,568
Non-controlling shareholders	-	-	-	-	(1,546)	(17,042)	(1,627)	(23,328)

7

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Six-month periods ended June 30, 2023 and 2022
(In thousands in reais)

	Company		Consolidated
	1st half of 2023	1st half of 2022	1st half of 2023	1st half of 2022

Revenues	29,747,169	29,048,409	30,697,201	29,944,653
Sale of goods and services	29,529,896	28,709,144	30,581,191	29,627,384
Other revenues	862,016	1,011,723	849,027	1,016,791
Allowance for expected accounts receivable losses	(644,743)	(672,458)	(733,017)	(699,522)

Inputs acquired from third parties	(11,822,059)	(10,660,654)	(12,380,825)	(11,137,394)
Cost of goods and products sold and services rendered	(8,226,313)	(7,271,936)	(8,815,228)	(7,741,258)
Materials, electric energy, third-party services and other expenses	(3,780,397)	(3,712,775)	(3,749,863)	(3,718,184)
Loss/recovery of assets	184,651	324,057	184,266	322,048

Gross value added	17,925,110	18,387,755	18,316,376	18,807,259

Withholdings	(6,380,994)	(5,999,499)	(6,467,234)	(6,171,077)
Depreciation and amortization	(6,380,994)	(5,999,499)	(6,467,234)	(6,171,077)

Net value added produced	11,544,116	12,388,256	11,849,142	12,636,182

Value added received in transfer	1,118,529	792,031	1,154,762	825,021
Share of results in investees - equity method	(4,222)	(6,513)	(11,655)	(7,869)
Financial income	1,122,751	798,544	1,166,417	832,890

Total undistributed value added	12,662,645	13,180,287	13,003,904	13,461,203

Distribution of value added	12,662,645	13,180,287	13,003,904	13,461,203

Personnel, social charges and benefits	2,868,947	2,643,064	3,014,408	2,744,674
Direct compensation	1,892,343	1,815,375	1,992,734	1,879,911
Benefits	852,370	722,198	888,842	753,331
Government Severance Indemnity Fund for Employees (FGTS)	124,234	105,491	132,832	111,432
Taxes, charges and contributions	4,999,879	6,531,673	5,161,845	6,688,151
Federal	2,433,544	2,077,111	2,545,225	2,216,978
State	2,446,404	4,342,130	2,480,290	4,345,315
Local	119,931	112,432	136,330	125,858
Debt remuneration	2,836,619	2,486,664	2,872,078	2,532,820
Interest	2,241,069	1,879,017	2,266,992	1,921,595
Rental	595,550	607,647	605,086	611,225
Equity remuneration	1,957,200	1,518,886	1,955,573	1,495,558
Interest on equity distribution	716,000	1,060,000	716,000	1,060,000
Retained profit	1,241,200	458,886	1,241,200	458,886
Non-controlling shareholders	-	-	(1,627)	(23,328)

8

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Six-month periods ended June 30, 2023 and 2022
(In thousands in reais)

	Company		Consolidated
	1st half of 2023	1st half of 2022	1st half of 2023	1st half of 2022
Cash flows from operating activities

Income before taxes	2,394,895	1,726,954	2,405,124	1,785,679
Adjustment for:
Depreciation and amortization	6,380,994	5,999,499	6,467,234	6,171,077
Foreign exchange accruals on loans and derivative financial instruments	34,985	7,032	34,985	7,032
Interest and indexation accruals on assets and liabilities	336,102	373,183	331,328	379,784
Share of results in investees - equity method	4,222	6,513	11,655	7,869
Losses (gains) on write-off/sale of assets	(210,113)	(339,333)	(210,020)	(339,449)
Impairment losses - trade accounts receivable	644,743	672,458	733,017	699,522
Change in liability provisions	408,179	366,368	320,896	447,697
Write-off and reversals for allowance for inventory impairment	29,493	11,195	29,767	13,014
Pension plans and other post-retirement benefits	27,603	20,499	28,319	21,217
Provisions for tax, civil, labor and regulatory contingencies	383,311	331,360	385,731	329,454
Interest expense accrued	999,236	941,071	1,013,550	962,108
Other	(19,326)	(8,136)	(31,807)	(8,136)

Changes in assets and liabilities
Trade accounts receivable	(266,911)	(757,438)	(545,452)	(724,102)
Inventories	1,673	(176,007)	(856)	(174,107)
Taxes recoverable	(113,861)	310,452	(137,333)	287,573
Prepaid expenses	(563,396)	(474,681)	(443,239)	(478,415)
Other assets	76,929	74,863	(23,154)	(71,884)
Personnel, social charges and benefits	24,197	98,416	27,563	114,992
Trade accounts payable	402,671	355,430	648,874	311,507
Taxes, charges and contributions	1,634,713	1,024,307	1,636,096	958,321
Provisions for tax, labor, civil, regulatory claims, customer refunds and provision for finescanceling lease agreements	(1,041,265)	(507,962)	(1,075,161)	(549,219)
Other liabilities	(174,476)	(7,317)	(113,050)	114,495
	8,999,703	8,321,772	9,088,943	8,480,350

Cash generated from operations	11,394,598	10,048,726	11,494,067	10,266,029

Interest paid	(970,861)	(772,719)	(989,557)	(780,521)
Income and social contribution taxes paid	(278,217)	(285,202)	(292,561)	(333,407)

Net cash generated by operating activities	10,145,520	8,990,805	10,211,949	9,152,101

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(3,783,639)	(4,008,500)	(3,808,023)	(4,011,061)
Proceeds from sale of PP&E	240,731	394,611	240,731	392,764
Payment for acquisition of investments and capital subscribed in subsidiary	(68,185)	(5,074,139)	(64,904)	(4,890,588)
Receipts net of judicial deposits	73,996	73,334	75,713	74,630
Cash and cash equivalents received upon the acquisition of companies	598,581	-	2,540	64,056
Cash received upon sale of investments	-	-	30,000	-

Net cash used in investing activities	(2,938,516)	(8,614,694)	(3,523,943)	(8,370,199)

Cash flows from financing activities
New loans	-	1,000,000	-	1,000,000
Payments of loans, financing, debentures, leases, 5G licenses and contingent liabilities	(1,507,019)	(4,774,315)	(1,519,249)	(4,805,048)
Receipts - derivative financial instruments	14,270	33,916	14,270	33,916
Payments - derivative financial instruments	(115,514)	(65,011)	(115,514)	(65,011)
Payment for acquisitions of shares for treasury	(213,369)	(313,381)	(213,369)	(313,381)
Dividend and interest on equity paid	(1,723,668)	(450)	(1,723,668)	(450)
Capital subscriptions made by noncontrolling shareholders in subsidiaries	-	-	511	51,000

Net cash used in financing activities	(3,545,300)	(4,119,241)	(3,557,019)	(4,098,974)

Increase (decrease) in cash and cash equivalents	3,661,704	(3,743,130)	3,130,987	(3,317,072)

Cash and cash equivalents at beginning of the period	1,359,061	6,187,360	2,273,834	6,448,483
Cash and cash equivalents at end of theperiod	5,020,765	2,444,230	5,404,821	3,131,411

9

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (the "Company" or "Telefônica Brasil") is a publicly-held corporation whose main corporate purpose is operating telecommunications services; the development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group ("Group"), based in Spain which operates in several countries across Europe and Latin America.

On June 30, 2023, Telefónica S.A. ("Telefónica"), the Group holding company, held a total direct and indirect interest in the Company of 74.80% (74.20% on December 31, 2022) (Note 23.a).

The Company is registered with the Brazilian Securities Commission ("CVM") and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission ("SEC") and its American Depositary Shares ("ADSs"), backed by its common shares, are traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV) and (v) Private Limited Service ("SLP"), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law no. 13.879 / 2019 came into effect authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402 / 2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

Currently, each two years, following the first extension, the Company must pay a charge equivalent to 2% of revenues earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of extending licenses. The formula considers factors such as authorization time, revenue earned in the region and amount of spectrum used by the provider. In addition, there is a forecast that part of the payment can be converted into investment commitments. However, the calculation methodology in the Resolution is specific to authorizations for extension which depend on ANATEL's assessment. ANATEL has adopted different calculation methods recently for valuing authorization extensions (Note 14.b).

c) Corporate events in 2023

c.1) Merger of Garliava

The Company's Extraordinary General Meeting ("AGE"), held on February 1, 2023, approved the merger of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. ("Garliava") - ("Merger"), as described in a material facts notice disclosed by the Company on December 16, 2022 and February 1, 2023.

Information related to the acquisition of Garliava is described in Note 2.d.6) Acquisition of part of UPI Ativos Móveis da Oi (Business combination), in the annual financial statements as at December 31, 2022.

The Merger was subject to prior consent from ANATEL and the completion of operational procedures related to systems parameterization. On February 13, 2023, ANATEL's Board of Directors unanimously approved the merger of Garliava, including completion of the conditions precedent by the Company.

The Company, pursuant to CVM Resolution No. 44/2021, complemented the material facts notice of December 16, 2022 and February 1, 2023, advising its shareholders and the market in general that on February 2023, its Board of Directors confirmed fulfillment of all conditions precedent for the Garliava merger, and the winding up of Garliava occurred on February 28, 2023.

The Merger did not result in a capital increase, issuance of new shares or change in the Company's shareholdings, therefore, no exchange of shares occurred, or withdrawal rights were granted

The Merger facilitates the Company's offering of sustainable and consistent technological innovations, contributing to the progress of digitization in Brazil through the construction and expansion of networks using cutting-edge technologies, such as 5G and fiber, promoting services with better coverage and quality.

The assets of Garliava merged into the Company on February 28, 2023, as well as the purchase price allocations (Purchase Price Allocation - PPA), are presented below:

Merged assets at book value of Garliava

Current assets	1,110,297	Current liabilities	1,034,286
Cash and cash equivalents	598,581	Leases	194,705
Other assets	511,716	Provisions	510,649
		Other liabilities	328,932

Non-current assets	616,889	Non-current liabilities	613,872
Achievable in the long term	107,346	Leases	345,934
Deferred taxes	94,085	Other liabilities	267,938
Other assets	13,261
Property, plant and equipment	494,640	Equity	79,028
Intangible assets	14,903

Total assets	1,727,186	Totalliabilities and equity	1,727,186

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Purchase price allocations

Description	Group on the balance sheet	Note	Amount
Deferred taxes	Deferred taxes	8.e	201,838
Licenses	Intangible	14	2,263,954
Customer portfolio	Intangible	14	82,239
Goodwill	Intangible	14	3,394,710
Contingent liability	Provisions and contingencies	19	(456,379)
	Total		5,486,362

c.2) Acquisition of Vale Saúde Administração de Cartão S.A. ("Vale Saúde Sempre") by POP Internet Ltda. ("POP") (Business Combination)

On March 3, 2023, POP, a subsidiary of the Company, completed the acquisition of all shares of Vale Saúde Sempre, pursuant to the Share Purchase and Sale Agreement and Other Covenants ("Transaction"). The purchase consideration is up to R$62,033, subject to the achievement of operational and financial metrics agreed between the parties. The Transaction reflects common terms and provisions for this type of transaction, such as representations and warranties, indemnification and others. The closing of the Transaction is not subject to prior approval by the Administrative Council for Economic Defense ("CADE") but is subject to final financial, administrative, legal, fiscal, operational and technological diligence.

Vale Saúde Sempre is a start-up that operates as a marketplace for healthcare services, connecting its customers to a broad medico-hospital network with coverage throughout Brazil, upon payment of a monthly subscription. Its accredited network has a full range of health service providers, and the client can contract consultations (face-to-face and telemedicine), laboratory tests and surgeries at competitive prices, paid on demand directly to the partners.

It currently has 250,000 users and, over the last three years, its net revenue has reportedly grown by 64% per year. The Transaction strengthens the Company's position as a digital provider, promoting services that are relevant and complementary to its business model. The assets, such as its brand, extensive customer base with a high repeat index and capillarity of on-site and digital distribution channels, will make it possible to sustainably scale-up the Vale Saúde Sempre business expanding the Company's portfolio to new digital services in the healthcare value chain.

In accordance with IFRS 3 / CPC 15 (R1) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by the sum of the fair values of the transferred assets, the liabilities assumed on the acquisition date with the acquiree's former controlling shareholders and the interests issued in exchange for the acquiree's control.

On the date of this individual and consolidated quarterly information, POP is in the process of finalizing the report for allocation of the purchase price (Purchase Price Allocation - PPA), through the analysis of the determination of the fair value of the identifiable assets acquired and of the assumed liabilities of Vale Saúde Semper. It is estimated that this final analysis will be completed as soon as Management has all the relevant information on the facts, not exceeding a maximum period of 12 months from the acquisition date.

A preliminary summary of the fair value of the net assets acquired, as well as the goodwill generated on the acquisition date:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Current assets	3,695	Current liabilities	889
Cash and cash equivalents	2,540	Non-current liabilities (3)	2,357
Other assets	1,155	Fair value of liabilities assumed	3,246

Non-current assets	9,947	Fair value of net assets acquired	10,396
Other assets (1)	2,357
Property, plant and equipment	34	Goodwill (4)	51,637
Intangible assets (2)	7,556

Fair value of assets acquired	13,642	Total considered	62,033

(1) Refers to the allocation of the fair value assigned to the indemnity asset, related to the contingent liability, accruing by SELIC interest.

(2) Includes allocation of fair value assigned to intangibles of R$7,531, of which: (i) brand (R$774), calculated using the relief-from-royalty method, will be amortized on a straight-line basis over a period of 4.83 years; (ii) customer portfolio (R$607), valued using the MEEM (Multi-period Excess Earnings Method) method, will be amortized on a straight-line basis over a period of 4.83 years; (iii) non-compete agreement (R$3,623), valued using the income approach, based on the “with/without” contract method, will be amortized on a straight-line basis over a period of 5 years; and (iv) relationships with suppliers and service providers (R$2,527), valued using the cost method, will be amortized on a straight-line basis over a period of 10 years.

(3) Refers to the allocation of the fair value attributed to the contingent liability, accruing by SELIC interest.

(4) Refers to the goodwill calculated on the acquisition of Vale Saúde Semper with the expectation of future synergies from the combination of the acquiree's businesses, which may be treated as deductible for tax purposes.

The total consideration transferred was R$62,033, with the payment as follows: R$37,029, paid in cash upon conclusion of the Transaction, R$2,956 paid in the first half of 2023 and the balance of R$22,048 will be paid according to contractual clauses, restated by the DI rate variation.

From the acquisition date until the completion of this consolidated quarterly information, Vale Saúde Semper contributed R$3,649 of net operating revenue and R$518 of net income to the Company.

c.3) Investments by Vivo Ventures ("VV")

On January 20, 2023, VV made an investment of R$10 million in Klubi Participações S.A. ("Klubi"), through the acquisition of debentures convertible into equity. Klubi is a fintech authorized by the Brazilian Central Bank to operate as a consortium manager in Brazil, which currently manages car consortia groups.

The objective of this investment is to expand the presence of the Vivo brand in the area of financial solutions, adding to services such as the Vivo Money personal credit platform, the Vivo Pay digital account, co-branded credit cards, in addition to insurance for cell phones and tablets.

On May 30, 2023, VV entered into an investment agreement totaling US$3 million with DGB USA Inc (“Digibee”). Digibee is a lowcode iPaaS (Integration Platform as a service) that enables integration between legacy technological systems and new technologies in a simplified and more efficient way, in line with the Company's interest in accelerating its time to market in technological development.

The objective is to invest in startups focused on innovative solutions that can accelerate the growth of the Company's ecosystem.

These are VV's second and third investment, respectively.

2)	BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

a) Statement of compliance

The individual parent company (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with International Standard IAS 34 - Interim Financial Reporting, as issued by the

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

International Accounting Standards Board ("IASB") consistent with CVM deliberations, applicable to the preparation of the quarterly financial statements.

Disclosures are limited to all information of significance to the parent company and consolidated interim financial statements, being consistent with that used by Management in the performance of its duties.

b) Basis of preparation and presentation

The individual and consolidated quarterly financial information were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months (normal operating cycle). Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("DVA"), both individual and consolidated, which is not required by IFRS. Hence, for IFRS purposes, the DVA is being presented as supplementary information.

The individual and consolidated quarterly financial information compares the three and six-month periods ended June 30, 2023 and 2022, and the balance sheets as at June 30, 2023 to December 31, 2022.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements on July 21, 2023.

c) Functional and reporting currency

The individual and consolidated financial information are presented in thousands of Real/Reais (R$).

The Company's functional and reporting currency is the Brazilian Real / Reais (R$). Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

Equity interests in subsidiaries or jointly controlled companies are accounted for using the equity method in the individual quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, revenues and expenses arising from transactions and interest in shareholders' equity in subsidiaries are fully eliminated. Investments in jointly controlled companies are accounted for using the equity method in the consolidated quarterly information.

Information related to direct and jointly controlled subsidiaries is the same as in Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2022, except for the events described

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

in Note 1.c): (i) merger of Garliava by the Company; and (ii) acquisition of Vale Saúde Sempre by POP, a wholly-owned subsidiary of the Company.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries' mission is to provide customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

Information presented in the explanatory notes to the December 31, 2022 annual financial statements, when substantially unchanged, has not been repeated in these individual and consolidated quarterly information.

The accounting policies adopted in the preparation of the Company's quarterly information for six months period ended June 30, 2023, are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2022 and must be read together with these financial statements.

The Company does not anticipate the early adoption of any accounting standards, pronouncement, interpretation or amendment issued before the mandatory effective dates.

g) Significant accounting judgments estimates and assumptions

The preparation of the individual and consolidated quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in the application of its accounting policies. These estimates are based on experience, best knowledge, information available at the closing date of the financial statements and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The settlement of transactions involving these estimates may result in amounts different from those recorded in the quarterly information due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements related to trade accounts receivable; income and social contribution taxes; property, plant and equipment; intangible assets; provision and contingencies; net operating income; pension plans and other post-employment benefits; and financial instruments and risk and capital management; and determination of fair values, have not changed in relation to those disclosed in the financial statements for the year ended on December 31, 2022.

3) CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Short-term investments (1)	4,980,855	1,306,916	5,363,294	2,220,385
Cash and banks (2)	39,910	52,145	41,527	53,449
Total	5,020,765	1,359,061	5,404,821	2,273,834

(1)	Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On June 30, 2023, the average remuneration of these short-term investments corresponded to 100.18% of the CDI (96.70% on December 31, 2022).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

(2)	On June 30, 2023 and December 31, 2022, the Consolidated balances included R$6,641 and R$10.576, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28).

4) FINANCIAL INVESTMENTS

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Guarantee for legal proceedings (1)	34,672	43,295	34,898	43,522
Investment fund - FDIC	1,082	1,016	1,082	1,016
Total	35,754	44,311	35,980	44,538

Current	1,082	1,016	1,082	1,016
Non-current	34,672	43,295	34,898	43,522

(1)	Refer to financial investments in guarantees for lawsuits (Notes 19 and 33.b).

5) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Services and goods (1)	10,216,161	10,176,667	10,505,266	10,435,637
Interconnection amounts (2)	612,524	701,339	653,969	824,960
Vivo Money FIDC	-	-	185,539	158,259
Related parties (Note 28)	125,029	196,332	73,150	67,669
Gross accounts receivable	10,953,714	11,074,338	11,417,924	11,486,525
Estimated impairment losses	(2,390,173)	(2,281,581)	(2,524,545)	(2,396,382)
Net accounts receivable	8,563,541	8,792,757	8,893,379	9,090,143

Current	8,179,822	8,393,728	8,509,660	8,691,114
Non-current	383,719	399,029	383,719	399,029

(1)	The consolidated amounts include: (i) R$2,396,388 and R$2,339,241 to be billed to customers on June 30, 2023 and December 31, 2022, respectively; and (ii) R$87,388 and R$104,692 of contractual assets on June 30, 2023 and December 31, 2022, respectively.

(2)	Refer to billed amounts from other telecommunications operators.

Consolidated balances of non-current trade accounts receivable include:

	Company / Consolidated
	06.30.23	12.31.22
B2B merchandise resale portion - 24 months	227,268	235,368
Vivo TECH product (1)	446,399	443,761
Nominal amount receivable	673,667	679,129
Deferred financial income	(87,196)	(88,610)
Present value of accounts receivable	586,471	590,519
Estimated impairment losses	(202,752)	(191,490)
Net amount receivable	383,719	399,029

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product does not exceed five years.

On June 30, 2023, and December 31, 2022, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected accounts receivable losses, classified by maturity, are as below:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Falling due	7,052,442	7,319,032	7,323,643	7,575,318
Overdue – 1 to 30 days	919,855	906,195	985,115	876,229
Overdue – 31 to 60 days	206,253	206,904	215,342	189,164
Overdue – 61 to 90 days	110,887	129,989	116,234	139,827
Overdue – 91 to 120 days	130,113	106,247	131,372	121,984
Overdue – over 120 days	143,991	124,390	121,673	187,621
Total	8,563,541	8,792,757	8,893,379	9,090,143

The changes in the allowance for expected accounts receivable losses were:

	Company	Consolidated
Balance at 12.31.21	(2,141,423)	(2,171,336)
Supplement to estimated losses, net of reversal (Note 25)	(672,458)	(699,522)
Write-off	620,023	629,798
Bussines combination - Garliava	-	(12,467)
Balance at 06.30.22	(2,193,858)	(2,253,527)
Supplement to estimated losses, net of reversal	(572,759)	(616,092)
Write-off	485,036	496,802
Bussines combination - Garliava	-	(23,565)
Balance at 12.31.22	(2,281,581)	(2,396,382)
Supplement to estimated losses, net of reversal (Note 25)	(644,743)	(733,017)
Write-off	591,876	604,854
Merger - Garliava (nota 1.c.1)	(55,725)	-
Balance at 06.30.23	(2,390,173)	(2,524,545)

6)	INVENTORIES

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Materials for resale (1)	788,992	765,097	797,016	772,469
Materials for consumption	35,006	34,712	37,400	36,255
Other inventories	1,969	45,906	1,969	45,906
Gross inventories	825,967	845,715	836,385	854,630
Estimated losses from impairment or obsolescence (2)	(74,092)	(62,674)	(75,573)	(64,906)
Net inventories	751,875	783,041	760,812	789,724

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.

(2)	Additions and reversals of the provisions for inventory losses and obsolescence are included in Cost of goods sold (Note 25).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

7)	PREPAID EXPENSES

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Incremental costs (costumers contracts) (1)	1,690,104	1,386,568	1,690,104	1,433,893
Fistel Fee (2)	697,462	-	697,462	-
Software and networks maintenance	386,242	191,073	594,008	306,438
Advertising and publicity	105,808	191,366	105,821	191,366
Personal	57,462	76,161	58,796	78,698
Financial charges	54,595	37,585	54,595	37,585
Rental	29,370	35,336	29,370	35,336
Insurance	3,188	12,298	3,448	12,681
Other prepaid expenses	70,904	31,242	80,009	38,915
Total	3,095,135	1,961,629	3,313,613	2,134,912

Current	1,861,935	983,508	2,079,643	1,141,521
Non-current	1,233,200	978,121	1,233,970	993,391

(1)	Incremental costs for contracts with customers comprise substantially sales commissions paid to partners to obtain customer contracts, which as per IFRS 15 are deferred as income in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.

(2)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be fully amortized by the end of 2023.

8)	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Income taxes	545,068	507,174	567,329	542,325
Social contribution taxes	69,224	67,110	76,703	80,135
Total	614,292	574,284	644,032	622,460

b) Income and Social Contribution taxes payable

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Income taxes	170,782	78,650	172,168	80,828
Social contribution taxes	64,730	25,788	65,182	26,674
Total	235,512	104,438	237,350	107,502

Current	58,986	-	60,824	3,064
Non-current	176,526	104,438	176,526	104,438

On June 30, 2023 and December 31, 2022 balances include R$177,559 and R$104,438, respectively, of taxes to meet IFRIC 23 / ICPC 22 - Uncertainties about Treatment of Taxes on Income (Note 8.e).

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Company
	Balance on 12.31.21	Income statement	Comprehensive income	Balance on 06.30.22	Income statement	Comprehensive income	Balance on 12.31.22
Deferred tax assets(liabilities)
Income and social contribution taxes on tax losses (1)	2,749,502	(171,644)	-	2,577,858	(259,458)	-	2,318,400
Income and social contribution taxes on temporary differences (2)	(6,921,546)	327,930	(1,391)	(6,595,007)	417,904	26,982	(6,150,121)
Provisions for legal, labor, tax civil and regulatory contingencies	2,040,615	87,646	-	2,128,261	97,041	-	2,225,302
Trade accounts payable and other provisions	1,122,367	259,870	-	1,382,237	48,859	-	1,431,096
Customer portfolio and trademarks	(236,918)	9,899	-	(227,019)	12,696	-	(214,323)
Estimated losses on impairment of accounts receivable	604,821	10,320	-	615,141	20,384	-	635,525
Estimated losses from modems and other P&E items	125,218	(4,282)	-	120,936	(7,624)	-	113,312
Pension plans and other post-employment benefits	217,817	8,382	-	226,199	5,688	25,737	257,624
Profit sharing	162,237	(28,143)	-	134,094	52,980	-	187,074
Licenses	(2,681,921)	78,880	-	(2,603,041)	78,880	-	(2,524,161)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(7,240,590)	-	-	(7,240,590)	-	-	(7,240,590)
Property, plant and equipment of small value	(889,433)	(42,635)	-	(932,068)	(97,270)	-	(1,029,338)
Technological Innovation Law	(13,093)	1,672	-	(11,421)	1,647	-	(9,774)
On other temporary differences	(132,666)	(53,679)	(1,391)	(187,736)	204,623	1,245	18,132
Total deferred tax liabilities, non-current	(4,172,044)	156,286	(1,391)	(4,017,149)	158,446	26,982	(3,831,721)

Deferred tax assets	7,776,401			7,978,257			8,238,121
Deferred tax liabilities	(11,948,445)			(11,995,406)			(12,069,842)
Deferred tax liabilities, net	(4,172,044)			(4,017,149)			(3,831,721)

Represented in the balance sheet as follows:
Deferred tax liabilities	(4,172,044)			(4,017,149)			(3,831,721)

	Company
	Balance on 12.31.22	Income statement	Comprehensive income	Merger and PPA allocation (note 1.c.1)	Balance on 06.30.23
Deferred tax assets(liabilities)
Income and social contribution taxes on tax losses (1)	2,318,400	(179,577)	-	-	2,138,823
Income and social contribution taxes on temporary differences (2)	(6,150,121)	89,607	2,507	295,923	(5,762,084)
Provisions for legal, labor, tax civil and regulatory contingencies	2,225,302	106,285	-	155,169	2,486,756
Trade accounts payable and other provisions	1,431,096	237,038	-	84,574	1,752,708
Customer portfolio and trademarks	(214,323)	12,695	-	4,745	(196,883)
Estimated losses on impairment of accounts receivable	635,525	9,071	-	18,946	663,542
Estimated losses from modems and other P&E items	113,312	488	-	(44,737)	69,063
Pension plans and other post-employment benefits	257,624	9,477	-	-	267,101
Profit sharing	187,074	(47,019)	-	-	140,055
Licenses	(2,524,161)	78,880	-	86,660	(2,358,621)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,240,590)	(76,947)	-	-	(7,317,537)
Property, plant and equipment of small value	(1,029,338)	(66,966)	-	-	(1,096,304)
Technological Innovation Law	(9,774)	1,534	-	-	(8,240)
On other temporary differences	18,132	(174,929)	2,507	(9,434)	(163,724)
Total deferred tax liabilities, non-current	(3,831,721)	(89,970)	2,507	295,923	(3,623,261)

Deferred tax assets	8,238,121				8,580,903
Deferred tax liabilities	(12,069,842)				(12,204,164)
Deferred tax liabilities, net	(3,831,721)				(3,623,261)

Represented in the balance sheet as follows:
Deferred tax liabilities	(3,831,721)				(3,623,261)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.21	Income statement	Comprehensive income	Business combination - Garliava	Balance on 06.30.22	Income statement	Comprehensive income	Business combination - Garliava	Balance on 12.31.22
Deferred tax assets(liabilities)
Income and social contribution taxes on tax losses (1)	2,812,790	(178,436)	-	-	2,634,354	(267,644)	-	-	2,366,710
Income and social contribution taxes on temporary differences (2)	(6,863,086)	306,705	(1,391)	264,091	(6,293,681)	492,184	27,580	(45,421)	(5,819,338)
Provisions for legal, labor, tax civil and regulatory contingencies	2,079,570	89,083	-	223,712	2,392,365	94,806	-	(31,782)	2,455,389
Trade accounts payable and other provisions	1,134,942	259,360	-	-	1,394,302	111,058	-	-	1,505,360
Customer portfolio and trademarks	(236,918)	11,409	-	-	(225,509)	15,068	-	-	(210,441)
Estimated losses on impairment of accounts receivable	610,332	10,377	-	-	620,709	45,690	-	-	666,399
Estimated losses from modems and other P&E items	125,218	(19,194)	-	97,179	203,203	7,288	-	(28,670)	181,821
Pension plans and other post-employment benefits	217,894	8,391	-	-	226,285	5,688	26,335	-	258,308
Profit sharing	163,268	(28,182)	-	-	135,086	54,662	-	-	189,748
Licenses	(2,681,921)	101,967	-	-	(2,579,954)	126,696	-	-	(2,453,258)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(7,240,590)	-	-	-	(7,240,590)	-	-	-	(7,240,590)
Property, plant and equipment of small value	(889,433)	(42,635)	-	-	(932,068)	(97,270)	-	-	(1,029,338)
Technological Innovation Law	(13,093)	1,672	-	-	(11,421)	1,647	-	-	(9,774)
On other temporary differences	(132,355)	(85,543)	(1,391)	(56,800)	(276,089)	126,851	1,245	15,031	(132,962)
Total deferred tax (Liabilities), non-current	(4,050,296)	128,269	(1,391)	264,091	(3,659,327)	224,540	27,580	(45,421)	(3,452,628)

Deferred tax assets	7,898,149				8,336,079				8,674,222
Deferred tax liabilities	(11,948,445)				(11,995,406)				(12,126,850)
Deferred tax liabilities, net	(4,050,296)				(3,659,327)				(3,452,628)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	121,748				357,822				379,093
Deferred tax liabilities	(4,172,044)				(4,017,149)				(3,831,721)

						Consolidated
						Balance on 12.31.22	Income statement	Comprehensive income	Balance on 06.30.23
Deferred tax assets(liabilities)
Income and social contribution taxes on tax losses (1)						2,366,710	(183,565)	-	2,183,145
Income and social contribution taxes on temporary differences (2)						(5,819,338)	104,703	2,507	(5,712,128)
Provisions for legal, labor, tax civil and regulatory contingencies						2,455,389	103,732	-	2,559,121
Trade accounts payable and other provisions						1,505,360	254,712	-	1,760,072
Customer portfolio and trademarks						(210,441)	8,741	-	(201,700)
Estimated losses on impairment of accounts receivable						666,399	2,307	-	668,706
Estimated losses from modems and other P&E items						181,821	488	-	182,309
Pension plans and other post-employment benefits						258,308	9,506	-	267,814
Profit sharing						189,748	(47,525)	-	142,223
Licenses						(2,453,258)	7,976	-	(2,445,282)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)						(7,240,590)	(76,947)	-	(7,317,537)
Property, plant and equipment of small value						(1,029,338)	(66,966)	-	(1,096,304)
Technological Innovation Law						(9,774)	1,534	-	(8,240)
On other temporary differences						(132,962)	(92,855)	2,507	(223,310)
Total deferred tax liabilities, non-current						(3,452,628)	(78,862)	2,507	(3,528,983)

Deferred tax assets						8,674,222			8,675,181
Deferred tax liabilities						(12,126,850)			(12,204,164)
Deferred tax liabilities, net						(3,452,628)			(3,528,983)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries						379,093			94,278
Deferred tax liabilities						(3,831,721)			(3,623,261)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.

On June 30, 2023, deferred tax assets (income and social contribution tax losses) were not recognized in the accounting book of the following subsidiaries: POP, Recicla V, TGLog, CloudCo and TIS accounting records, in the amount of R$51,842 (R$75,003 on December 31, 2022), as it is not likely to generate future taxable income for the use of these credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

The reconciliation of the tax expense from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) for the three- and six-month periods ended June 30, 2023 and 2022.

	Company
	Periods of three months ending in		Periods of six months ending in
	06.30.23	06.30.22	06.30.23	06.30.22
Income before taxes	1,375,251	826,596	2,394,895	1,726,954
Income and social contribution tax expenses, at the tax rate of 34%	(467,585)	(281,042)	(814,264)	(587,164)
Permanent differences
Tax benefit related to interest on equity allocated	108,800	214,200	243,440	360,400
IR and CS on interest SELIC update of undue debts	44,724	-	76,461	-
Non-deductible expenses, gifts, incentives	(20,942)	(17,107)	(45,963)	(33,461)
Tax incentive operating profit	27,654	13,348	37,255	24,900
Share of results in investees - equity method	4,094	(6,911)	(1,435)	(2,214)
Other exclusions, net	50,535	13,588	66,811	29,471
Tax debits	(252,720)	(63,924)	(437,695)	(208,068)

Effective rate	18.4%	7.7%	18.3%	12.0%
Current income and social contribution taxes	(219,454)	(126,912)	(347,725)	(364,354)
Deferred income and social contribution taxes	(33,266)	62,988	(89,970)	156,286

	Consolidated
	Periods of three months ending in		Periods of six months ending in
	06.30.23	06.30.22	06.30.23	06.30.22
Income before taxes	1,386,631	876,240	2,405,124	1,785,679
Income and social contribution tax expenses, at the tax rate of 34%	(471,454)	(297,922)	(817,742)	(607,131)
Permanent differences
Tax benefit related to interest on equity allocated	108,800	214,200	243,440	360,400
IR and CS on interest SELIC update of undue debts	44,724	-	76,461	-
Non-deductible expenses, gifts, incentives	(20,991)	(17,105)	(46,444)	(34,136)
Tax incentive operating profit	27,654	13,348	37,255	24,900
Share of results in investees - equity method	(1,852)	(1,388)	(3,963)	(2,675)
Other (additions) exclusions, net	47,473	(41,743)	61,442	(31,479)
Tax debits	(265,646)	(130,610)	(449,551)	(290,121)

Effective rate	19.2%	14.9%	18.7%	16.2%
Current income and social contribution taxes	(225,313)	(171,697)	(370,689)	(418,390)
Deferred income and social contribution taxes	(40,333)	41,087	(78,862)	128,269

e) Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority ("RFB") for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$31,056,907 on June 30, 2023 (R$29,882,262 at December 31, 2022). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

When the Company and its subsidiaries believe that the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$177,559 on June 30, 2023 (R$104,438 on December 31, 2022). These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

9) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
State VAT (ICMS) (1)	2,115,474	2,171,962	2,116,842	2,181,377
PIS and COFINS (2)	259,967	956,651	281,713	981,848
Withholding taxes and contributions (3)	160,854	127,202	168,519	140,686
Fistel, INSS, ISS and other taxes	87,314	133,701	89,884	136,719
Total	2,623,609	3,389,516	2,656,958	3,440,630

Current	1,857,854	2,528,119	1,890,802	2,571,170
Non-current	765,755	861,397	766,156	869,460

(1)	Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$655,183 and R$626,636 on June 30, 2023 and December 31, 2022, respectively.

(2)	On May 13, 2021, the STF rendered a favorable decision for Leading Case RE 574706 in relation to the recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS. As a result of this decision, the Company recognized in 2021 a credit in the amount of R$2,269,391 referring to two lawsuits that later became final on June 25, 2021 and on May 27, 2022. These processes have already been authorized by the RFB and the Company is already offsetting the credits against taxes payable.

Additionally, the Company has another case that received a final ruling in 2018 for which it had previously recognized the credit for the period from July 2002 to July 2014. The remaining portion of this process, relating to the period from April 1998 to June 2002, was not recognized at that time, as the Company considered it to be a contingent asset and, therefore, did not meet the parameters for accounting recognition. In August 2022, based on the legal precedents of the STF decisions on a similar Leading Case, management, supported by its legal advisors, concluded that estimated recoverability is assured and therefore the remaining portion of the credit was recognized of R$1,145,658, in 2022. Also, in 2022, after approval of the credit with the RFB, the Company started offsetting the credits against taxes payable. In the six-month periods ended June 30, 2023, after assessing a similar issue, the Company recognized and offset additional tax credit in the amount of R$415,827.

On June 30, 2023, the balance available for offset is recorded in current assets totaling R$142,356 (R$786,857 as of December 31, 2022).

(3)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10)	JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and blocks made on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical plus accrued interest.

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Judicial deposits
Tax	1,406,185	1,390,925	1,581,064	1,558,762
Civil (1)	1,398,903	1,378,240	1,400,300	1,379,698
Regulatory	299,645	303,274	299,645	303,274
Labor	99,497	108,188	106,124	117,825
Total	3,204,230	3,180,627	3,387,133	3,359,559
Garnishments	23,405	22,287	24,536	23,428
Total	3,227,635	3,202,914	3,411,669	3,382,987

Current	77,341	591,275	78,375	592,369
Non-current	3,150,294	2,611,639	3,333,294	2,790,618

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

(1)	The amounts as on June 30, 2023 and December 31, 2022, include R$543,753 and R$522,297, respectively, referring to the judicial deposit updated to comply with the preliminary decision of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, related to the acquisition of Garliava in 2022. As the process neared conclusion, in 2023 the Company reclassified the amount to non-current (Note 20.a.2.1).

The escrow deposits (classified by tax balances) as on June 30, 2023, and December 31, 2022, are as below. The information regarding judicial deposits is the same as in Note 10) Judicial Deposits and Garnishments, disclosed in the financial statements for the year ended December 31, 2022.

	Consolidated
Tax	06.30.23	12.31.22
Universal Telecommunication Services Fund (FUST)	580,564	564,261
State Value-Added Tax (ICMS)	391,339	389,003
Social Contribution Tax for Intervention in the Economic Order (CIDE)	317,505	309,329
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	58,814	57,112
Telecommunications Inspection Fund (FISTEL)	51,903	50,399
Withholding Income Tax (IRRF)	42,224	41,014
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	34,746	47,336
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	25,466	22,378
Other taxes, charges and contributions	78,503	77,930
Total	1,581,064	1,558,762

11)	OTHER ASSETS

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Related-party receivables (Note 28)	420,490	409,853	428,082	434,229
Sale of real estate and other receivables	144,788	141,480	144,788	141,480
Advances to employees and suppliers	144,520	72,435	152,147	120,914
Surplus from post-employment benefit plans (Note 30) (1)	85,974	4,135	86,002	4,161
Subscription bonus (FiBrasil Operation, in 2021) (2)	-	56,409	-	56,409
Sublease of assets and other amounts receivable	57,122	53,801	94,385	56,316
Total	852,894	738,113	905,404	813,509

Current	516,576	428,891	527,460	487,201
Non-current	336,318	309,222	377,944	326,308

(1) On June 30, 2023, includes the amount of R$81,660, referring to the distribution of the PBS-A surplus (Note 30).

(2) On June 30, 2023, the Company exercised the right to subscribe to the bonus, transferring the interest adjusted amount of R$57,001 to investments and maintaining its equity interest (Note 12.b), pursuant to the contractual conditions of the FiBrasil Transaction in 2021.

12) INVESTMENTS

a)	Information on investees

Information related to direct and jointly controlled subsidiaries is the same as in Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2022, except for the events described in Note 1.c): (i) merger of Garliava by the Company; and (ii) acquisition of Vale Saúde Semper by POP, a wholly-owned subsidiary of the Company.

A summary of the selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

			06.30.23			1st half of 2023
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Vivo Money	100.00%	Controlled	203,784	395	203,389	48,523	(17,880)
Terra Networks (1)	100.00%	Controlled	624,981	463,368	161,613	269,239	44,822
IoTCo Brasil	50.01%	Controlled	123,200	34,539	88,661	42,233	6,823
POP (2)	100.00%	Controlled	163,916	88,516	75,400	4,343	832
Garliava (3)	100.00%	Controlled	0	0	0	241,711	14,073
CloudCo Brasil	50.01%	Controlled	571,004	559,477	11,527	444,127	(10,048)
Vivo Ventures	98.00%	Controlled	45,567	204	45,363	0	(739)
TGLog	100.00%	Controlled	66,924	49,476	17,448	60,521	183
Aliança	50.00%	Joint control	230,651	808	229,843	0	2,336
AIX	50.00%	Joint control	46,485	29,187	17,298	33,940	(1,891)
VIVAE	50.00%	Joint control	21,968	1,565	20,403	2	(2,980)
ACT	50.00%	Joint control	42	4	38	43	(2)
FiBrasil	25.01%	Joint control	2,093,403	1,220,363	873,040	117,145	(41,545)

			12.31.22			1st half of 2022
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Vivo Money	100.00%	Controlled	181,323	54	181,269	-	3,028
Terra Networks (1)	100.00%	Controlled	586,975	423,060	163,915	164,095	20,957
IoTCo Brasil	50.01%	Controlled	124,912	43,075	81,837	21,758	2,299
POP (2)	100.00%	Controlled	133,979	59,411	74,568	3,063	1,731
Garliava	100.00%	Controlled	1,609,107	1,544,152	64,955	377,990	18,934
CloudCo Brasil	50.01%	Controlled	358,955	337,380	21,575	244,492	(48,964)
Vivo Ventures	98.00%	Controlled	20,749	224	20,525	-	-
TGLog	100.00%	Controlled	69,410	52,145	17,265	56,253	4,123
Aliança	50.00%	Joint control	242,652	305	242,347	-	424
AIX	50.00%	Joint control	51,733	32,548	19,185	30,621	2,160
VIVAE	50.00%	Joint control	18,842	1,694	17,148	-	-
ACT	50.00%	Joint control	44	3	41	52	2
FiBrasil	25.01%	Joint control	1,881,965	1,195,384	686,581	81,097	(30,941)

(1) Terra Networks is the wholly and direct parent company of TIS. On October 3, 2022, TIS acquired all the shares representing the share capital of Vita IT.

(2) POP is the full and direct parent company of Recicla V and Vale Saúde Semper (a company that POP acquired on March 3, 2023 (Note 1.c.2).

(3) Garliava was merged into the Company on February 28, 2023. The net revenue and result for 2023, presented in the table above, refer to the months of January and February 2023.

b) Acquisition of a company by an indirect subsidiary (Business Combination)

On October 3, 2022, Telefônica Infraestrutura e Segurança Ltda. ("TIS"), an indirect subsidiary of the Company, acquired all the quotas representing the capital stock of Vita IT Comércio e Serviços de Soluções em TI Ltda. ("Vita IT") ("Transaction"), approved by the relevant regulatory body.

The total value of the Transaction is subject to the achievement of operational and financial metrics agreed between the parties. The price was supported by an appraisal report prepared by an independent firm. The Transaction documents contain common terms and provisions for this type of transaction, such as representations and warranties, indemnification and others. The Operation was preceded by a financial, administrative, legal, fiscal and operational diligence.

The Transaction is part of the Company's strategy to strengthen its performance and positioning in the networking market, with the supply of network equipment (e.g.: switches, routers and Wi-Fi access points) and implementation, management and technical support services for the corporate network of companies.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Upon completion of the Transaction on October 3, 2022, TIS became the direct parent company of Vita IT. Vita IT is headquartered in Brazil and operates as a solution integrator for companies of different sizes, providing professional and managed networking services, as well as hardware and software resale. The combination of resources and capabilities of TIS and Vita IT will generate added value for the Company's client portfolio, both companies operate under the same management in information technology and networking activities. The Transaction will also make it possible to leverage new businesses on a larger scale and in a sustainable manner, in addition to promoting revenue growth and improving the business margin. The integration plan between Vita IT, TIS and the Company was designed to preserve its value and give continuity to Vita IT's business.

Pursuant to IFRS 3 (R) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree's former controlling shareholders and any interests issued in exchange for control of the acquiree.

On the date of these individual and consolidated ITRs of the Company, TIS had already concluded the report for allocation of the purchase price (Purchase Price Allocation – PPA), through the analysis of the determination of the fair value of the identifiable assets acquired and the liabilities assumed by Vita IT.

Below is a summary of the composition of the fair value of the net assets acquired, as well as the goodwill generated on the acquisition date:

Current assets (1)	30,408	Current liabilities	27,238
Non-current assets	59,464	Non-current liabilities	28,495
Other assets (2)	29,611	Personnel, charges and social benefits (4)	18,227
Property, plant and equipment	1,853	Provisions (5)	9,973
Intangible assets (3)	28,000	Other liabilities	295

		Fair value of liabilities assumed	55,733

		Fair value of net assets acquired	34,139

		Goodwill (6)	76,081

Fair value of assets acquired	89,872	Total consideration transferred	110,220

(1)	Allocation of the added value of inventory items, determined by the average of historical acquisitions, amortized over one month.

(2) Allocation of the fair value attributed to the indemnity asset related to labor obligations and contingent liabilities, accruing by SELIC interest.

(3) Allocation of the total fair value of R$27,823, attributed to: (i) R$12,324 to the non-compete agreement, valued using the income approach, based on the “with/without” method (With/without), which will be amortized on a straight-line basis over a period of 5 years; (ii) R$4,076 to the brand, calculated using the relief-from-royalty method, which will be amortized on a straight-line basis over a period of 4.25 years; and (iii) R$11,423 to the customer portfolio, valued using the MEEM (Multi-period Excess Earnings Method) method, which will be amortized on a straight-line basis over a period of 9.25 years.

(4) Allocation of the fair value attributed to the liabilities with labor obligations of legal entities, accruing by SELIC interest.

(5) Allocation of the fair value assigned to the contingent liability, accruing by SELIC interest.

(6)	Refers to the value of the goodwill calculated on the acquisition of Vita IT with the expectation of future synergies from the combination of the acquiree's businesses, which may be tax deductible.

The table below demonstrates the variations between December 31, 2022 and June 30, 2023.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Description	Published on 12.31.22	Adjustments in the 1st half of 2023	On June 30, 2023
Equity of the investee	4,582	224	4,806
Fair value of acquired assets	35,582	21,951	57,533
Added value of inventories	1,510	-	1,510
Indemnity asset	-	28,200	28,200
Non-compete agreement	-	12,324	12,324
Brand	4,527	(451)	4,076
Customer portfolio	29,545	(18,122)	11,423
Fair value of liabilities assumed	(28,200)	-	(28,200)
Labor obligations	-	(18,227)	(18,227)
Contingent liabilities	(28,200)	18,227	(9,973)
Total estimated consideration to be transferred	110,815	(595)	110,220
Goodwill	98,851	(22,770)	76,081

The amount of consideration transferred was R$110,220, of which: R$42,000, paid in cash upon conclusion of the Transaction; R$8,992 paid in the first six month period of 2023 and the balance of R$59,228 will be paid according to contractual clauses, restated by the IPCA.

c)	Changes in investment balances
	Controlled	Joint Venture	Business combination	Other investments	Company Total investments	Totalinvestments
Balance on 12.31.21	350,717	355,942	-	349	707,008	356,290
Share of results in investees - equity method	25,436	(7,869)	-	-	17,567	(7,869)
Dividends and interest on equity (Terra Networks - Note 18.a)	(38,729)	-	-	-	(38,729)	-
Investment acquisition - capital contribution (Vivo Money)	183,551	6,000	-	-	189,551	6,000
Equity in the acquisition of Garliava	(142,015)	-	-	-	(142,015)	-
Goodwill (Garliava)	-	-	3,497,837	-	3,497,837	-
Appreciation of net assets acquired attributed to Company (Garliava)	-	-	2,127,429	-	2,127,429	-
Appreciation of net assets acquired attributed to Company - Share of results in investees - equity method (Garliava)	-	-	(24,080)	-	(24,080)	-
Equity transactions	-	2,182	-	-	2,182	2,182
Other comprehensiveincome (Aliança and other investments)	-	(19,017)	-	(51)	(19,068)	(19,068)
Balance on 03.31.22	378,960	337,238	5,601,186	298	6,317,682	337,535
Share of results in investees - equity method	35,167	(15,873)	-	-	19,294	(15,873)
Dividends and interest on equity (Terra Networks - Note 18.a)	(15,422)	-	-	-	(15,422)	-
Investment acquisition - capital contribution (Garliava, Vivo Money and Vivo Ventures)	121,647	27,750	-	-	149,397	27,750
Equity in the acquisition of Garliava	54,877	-	-	-	54,877	-
Goodwill (Garliava)	-	-	(103,127)	-	(103,127)	-
Appreciation of net assets acquired attributed to Company (Garliava)	-	-	56,584	-	56,584	-
Appreciation of net assets acquired attributed to Company - Share of results in investees - equity method (Garliava)	-	-	(36,021)	-	(36,021)	-
Investments of subsidiary Vivo Ventures	-	-	-	-	-	15,958
Equity transactions	-	227	-	-	227	227
Other comprehensiveincome (Terra Networks, TGLog, CloudCo Brasil, Aliança and other investments)	(1,426)	2,759	-	(161)	1,172	2,598
Balance on 12.31.22	573,803	352,101	5,518,622	137	6,444,663	368,195
Share of results in investees - equity method	39,693	(11,655)	(32,260)	-	(4,222)	(11,655)
Dividends and interest on equity (Terra Networks - Note 18.a)	(47,124)	-	-	-	(47,124)	-
Investment acquisition - capital contribution (Vivo Money, Vivo Ventures and VivaE)	68,185	-	-	-	68,185	3,119
Merger Garilava (Note 1.c.1)	-	(79,028)	(5,486,362)	-	(5,565,390)	-
Investments of subsidiary Vivo Ventures (Note 1.c.3)	-	-	-	-	-	24,756
Bonus subscription exercise (FiBrasil) (Note 11)	-	57,001	-	-	57,001	57,001
Other comprehensiveincome (Aliança and other investments)	-	(7,420)	-	(70)	(7,490)	(7,490)
Balance on 03.31.23	634,557	310,999	-	67	945,623	433,926

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

13)	PROPERTY, PLANT AND EQUIPMENT

a) Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Assets and facilities under construction	Terminal equipment	Land	Other P&E	Total
Balances and changes:
Balance on 12.31.21	22,658,889	13,793,321	4,330,107	1,668,051	1,031,313	266,946	639,045	44,387,672
Additions	31,703	1,707,849	50,155	3,056,803	47	-	72,970	4,919,527
Write-offs, net (1)	(2,752)	(43,621)	73	(18,747)	(4)	(8,959)	699	(73,311)
Net transfers (2)	900,815	85,365	1,061,254	(2,113,222)	36,365	-	798	(28,625)
Depreciation (Note 25)	(1,598,310)	(1,704,837)	(754,455)	-	(226,676)	-	(104,724)	(4,389,002)
Balance on 06.30.22	21,990,345	13,838,077	4,687,134	2,592,885	841,045	257,987	608,788	44,816,261
Additions	36,438	1,499,133	59,917	3,499,081	2,670	-	105,654	5,202,893
Write-offs, net (1)	(7,465)	(16,018)	(66)	7,456	(67)	(5,902)	(3,159)	(25,221)
Net transfers (2)	1,923,344	222,670	1,239,756	(3,510,617)	44,596	-	8,359	(71,892)
Subletting	-	1,665	-	-	-	-	-	1,665
Depreciation	(1,639,021)	(1,761,081)	(837,703)	-	(211,268)	-	(107,531)	(4,556,604)
Balance on 12.31.22	22,303,641	13,784,446	5,149,038	2,588,805	676,976	252,085	612,111	45,367,102
Additions	28,336	557,455	39,316	2,710,242	6,381	-	32,569	3,374,299
Write-offs, net (1)	(7,634)	(14,790)	(128)	(12,372)	(79)	(592)	(412)	(36,007)
Net transfers (2)	2,321,145	104,230	997,542	(3,510,142)	31,625	-	(38,422)	(94,022)
Subletting	-	(18,788)	-	-	-	-	-	(18,788)
Merger - Garliava (Note 1.c.1)	149	494,491	-	-	-	-	-	494,640
Depreciation (Note 25)	(1,693,280)	(1,860,157)	(875,385)	-	(178,527)	-	(53,182)	(4,660,531)
Balance on 06.30.23	22,952,357	13,046,887	5,310,383	1,776,533	536,376	251,493	552,664	44,426,693

Balance on 12.31.22
Cost	84,178,800	37,362,995	27,432,268	2,588,805	6,502,736	252,085	5,536,065	163,853,754
Accumulated depreciation	(61,875,159)	(23,578,549)	(22,283,230)	-	(5,825,760)	-	(4,923,954)	(118,486,652)
Total	22,303,641	13,784,446	5,149,038	2,588,805	676,976	252,085	612,111	45,367,102

Balance on 06.30.23
Cost	87,619,958	38,868,365	28,461,605	1,776,533	6,533,111	251,493	5,644,853	169,155,918
Accumulated depreciation	(64,667,601)	(25,821,478)	(23,151,222)	-	(5,996,735)	-	(5,092,189)	(124,729,225)
Total	22,952,357	13,046,887	5,310,383	1,776,533	536,376	251,493	552,664	44,426,693

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Assets and facilities under construction	Terminal equipment	Land	Other P&E	Total
Balances and changes:
Balance on 12.31.21	22,661,180	13,801,906	4,330,107	1,667,238	1,031,510	266,946	649,604	44,408,491
Additions	31,703	1,743,839	50,155	3,057,712	179	-	75,114	4,958,702
Write-offs, net (1)	(2,752)	(43,321)	73	(18,778)	(4)	(8,959)	699	(73,042)
Net transfers (2)	901,155	85,947	1,061,254	(2,114,698)	36,365	-	1,022	(28,955)
Business combination (Garliava and Vita IT)	125,314	665,691	-	4,221	37	-	2,769	798,032
Depreciation (Note 25)	(1,644,142)	(1,730,378)	(754,455)	-	(226,752)	-	(108,747)	(4,464,474)
Balance on 06.30.22	22,072,458	14,523,684	4,687,134	2,595,695	841,335	257,987	620,461	45,598,754
Additions	43,111	1,464,211	59,917	3,502,162	2,673	-	116,355	5,188,429
Write-offs, net (1)	(5,855)	(14,990)	(66)	8,647	(77)	(5,902)	(3,045)	(21,288)
Net transfers (2)	1,926,854	224,182	1,239,756	(3,516,587)	44,598	-	9,306	(71,891)
Subletting	-	1,665	-	-	-	-	-	1,665
Business combination (Garliava and Vita IT)	1,216	(123,865)	-	-	(37)	-	673	(122,013)
Depreciation	(1,722,806)	(1,792,020)	(837,703)	-	(211,274)	-	(111,668)	(4,675,471)
Balance on 12.31.22	22,314,978	14,282,867	5,149,038	2,589,917	677,218	252,085	632,082	45,898,185
Additions	31,567	573,059	39,316	2,709,600	6,398	-	39,914	3,399,854
Write-offs, net (1)	(7,634)	(14,589)	(128)	(12,372)	(81)	(592)	(428)	(35,824)
Net transfers (2)	2,316,516	104,230	997,542	(3,506,755)	31,625	-	(39,066)	(95,908)
Subletting	-	(18,788)	-	-	-	-	-	(18,788)
Business combination - Vale Saúde Sempre(Note 1.c.2)	-	-	-	-	-	-	34	34
Depreciation (Note 25)	(1,693,867)	(1,875,686)	(875,385)	-	(178,573)	-	(57,043)	(4,680,554)
Balance on 06.30.23	22,961,560	13,051,093	5,310,383	1,780,390	536,587	251,493	575,493	44,466,999

Balance on 12.31.22
Cost	85,373,094	38,168,495	27,432,268	2,589,917	6,503,428	252,085	5,770,136	166,089,423
Accumulated depreciation	(63,058,116)	(23,885,628)	(22,283,230)	-	(5,826,210)	-	(5,138,054)	(120,191,238)
Total	22,314,978	14,282,867	5,149,038	2,589,917	677,218	252,085	632,082	45,898,185

Balance on 06.30.23
Cost	87,631,342	38,898,843	28,461,605	1,780,390	6,533,819	251,493	5,833,537	169,391,029
Accumulated depreciation	(64,669,782)	(25,847,750)	(23,151,222)	-	(5,997,232)	-	(5,258,044)	(124,924,030)
Total	22,961,560	13,051,093	5,310,383	1,780,390	536,587	251,493	575,493	44,466,999

(1)	Infrastructure, includes R$12,982 and R$52,092 in 2023 and 2022, respectively, referring to the cancellation of lease agreements (Note 13.c)

(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 14.a).

b) Depreciation rates

The Company regularly performs an analysis of the useful lives of its assets and this quarter, with the help of a specialized company, it carried out assessments of the useful lives applied to its fixed assets using the direct comparative method of market data. The works indicated the need for changes in the useful life and annual depreciation rates of some groups of assets (optical cables and ducts, allocated in “Switching and transmission equipment”). These changes in the accounting estimate reduced the depreciation expense for the period ended June 30, 2023 by R$44,110.

Changes in lease balances, included in property, plant and equipment (Note 13.c), were as follows:

	Company		Consolidated
Description	06.30.23	12.31.22	06.30.23	12.31.22
Switching and transmission equipment and media	2.50% to 14.29%	2.50% to 14.29%	2.50% to 14.29%	2.50% to 14.29%
Infrastructure	2.50% to 66.67%	2.50% to 20.00%	2.50% to 66.67%	2.50% to 20.00%
Lending equipment	20.00% to 50.00%	20.00% to 50.00%	20.00% to 50.00%	20.00% to 50.00%
Terminal equipment	10.00% to 25.00%	10.00% to 25.00%	10.00% to 50.00%	10.00% to 25.00%
Other P&E assets	10.00% to 25.00%	10.00% to 25.00%	10.00% to 25.00%	10.00% to 25.00%

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

c)	Additional information on leases

The balances and transactions of leases, included in the changes in balances of property, plant and equipment (Note 13.b), were:

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balances and changes:
Balance on 12.31.21	10,461,558	280,912	10,315	10,752,785
Additions	1,713,949	14,208	42,580	1,770,737
Depreciation	(1,459,280)	(32,300)	(431)	(1,492,011)
Business combination - Garliava	650,380	-	-	650,380
Cancellation of contracts	(35,823)	-	-	(35,823)
Balance on 06.30.22	11,330,784	262,820	52,464	11,646,068
Additions	1,404,105	25,480	29,016	1,458,601
Subletting (Note 13.a)	1,665	-	-	1,665
Depreciation	(1,514,003)	(43,084)	(472)	(1,557,559)
Business combination - Garliava	(123,865)	-	-	(123,865)
Cancellation of contracts	(16,269)	-	-	(16,269)
Balance on 12.31.22	11,082,417	245,216	81,008	11,408,641
Additions	544,948	7,416	-	552,364
Subletting (Note 13.a)	(18,788)	-	-	(18,788)
Depreciation	(1,624,598)	(40,134)	(501)	(1,665,233)
Cancellation of contracts	(12,982)	-	(15,902)	(28,884)
Balance on 06.30.23	9,970,997	212,498	64,605	10,248,100

Balance on 12.31.22
Cost	20,946,410	375,767	199,695	21,521,872
Accumulated depreciation	(9,863,993)	(130,551)	(118,687)	(10,113,231)
Total	11,082,417	245,216	81,008	11,408,641

Balance on 06.30.23
Cost	21,553,940	383,183	183,793	22,120,916
Accumulated depreciation	(11,582,943)	(170,685)	(119,188)	(11,872,816)
Total	9,970,997	212,498	64,605	10,248,100

The following is a table of depreciation rates for lease assets.

	Company		Consolidated
Description	06.30.23	12.31.22	06.30.23	12.31.22
Infrastructure	2.36% to 85.71%	2.36% to 85.71%	2.36% to 85.71%	2.36% to 92.31%
Switching and transmission equipment and media	10.00% to 66.67%	10.00% to 66.67%	10.00% to 66.67%	10.00% to 66.67%
Other P&E assets	26.09% to 37.50%	26.09% to 37.50%	26.09% to 40.00%	26.09% to 40.00%

d) Property, plant and equipment items pledged in guarantee

On June 30, 2023, the Company had property, plant and equipment pledged in guarantee for lawsuits, of R$98,358 (R$95,980 on December 31, 2022).

e) Concession balance

The Fixed Switched Telephone Service concession model, adopted in 1998 with the signing of contracts following the privatization of the telecommunications sector, served as the new basis for the provision of

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

telecommunications services in Brazil. Over more than 20 years, concessionaires had expanded the universalization of the fixed telephone service, which, before privatization, was expensive, out of reach of the populace and suffered long installation queues of months or years. The new concession model introduced following the privatization was disruptive and favorable repercussions are evident to the present day.

As the end of the term of the concession contracts approaches, a consensus is being sought with the regulatory body to assure a fair economic-financial equilibrium.

However, management's efforts have largely been frustrated and discussions through administrative channels have been exhausted without consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in the Company's favor to preserve the sustainability of the agreement, as well as compensation for the period in which the contract terms were untenable.

After the Company's initial allegations, in June 2022 ANATEL presented its defense. On August 19, 2022, the Company filed a reply to ANATEL's defense. On October 18, 2022, a response was presented by ANATEL. On November 17, 2022, the parties laid out the evidence and on December 8, 2022 a hearing was held with the arbitral tribunal for the presentation of the case.

At that hearing, it was agreed that the Parties would present a statement on the bifurcation of the arbitration procedure, so that part of the procedure could be judged by means of a partial award. Both did so and, on March 23, 2023, the Arbitral Tribunal decided that it would issue a partial judgment on the issues related to (i) the objective arbitrability of the claimant's indemnity claim for the period after 2020, with regard to the alleged unsustainability of the concession; (ii) the objective arbitrability of the indemnity claim referring to the material error in the granting of STFC tariff adjustments and (iii) the incidence of estoppel and prescription phenomena on claims related to supposedly unbalanced events. Based on the decision that there would be a partial sentence on the subject, the Company, on May 22, 2023, presented its final arguments and was awaiting the sentence that would be handed down by the Court. However, as the Parties began discussions on the possibility of a potential amicable solution to the matters set out in the Arbitration, the Company filed, on June 30, 2023, a request for the suspension of the arbitration procedure, which is now awaiting a decision from ANATEL until August 4, 2023.

Arbitration is generally an agile and technically satisfactory option for resolving complex conflicts. The expectation is that disputes involving the concession can be addressed on a technical basis, enabling the current fixed telephone service concessions to be drawn to a close in a fair manner. Currently, it is not practicable to predict the outcome of this arbitration process.

f) Amendments to the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was sanctioned, which introduced changes to the telecommunication's regulatory framework allowing fixed telephony concessionaires to migrate from a concession regime to an authorization regime with lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

In accordance with this Law, ANATEL presented on July 5, 2022 a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by the Federal Audit Court ("TCU"). In a session held on March 22, 2023, the methodology applied by ANATEL was approved by the Federal Court of Auditors (TCU), conditioned on the Agency guaranteeing the adoption of values that approximate market values for the evaluation of the more significant reversible assets. The

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

process was forwarded to ANATEL, so that it could assess the adequacy of the service (from concession to authorization) based on the determinations presented by the TCU. The balance must be evaluated by the Company, and if confirmed and accepted it will be converted into investment projects yet to be defined by ANATEL.

g) Reversible assets

The concession contract for the Company's Switched Fixed Telephone Service identifies the assets essential to the provision of such service in the concession area.

On April 12, 2021, Resolution 744 was published in the official gazette ("DOU"), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime ("RCON").

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime are treated once the Company's STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC under the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable economic terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

The assets, being deemed essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, and will be revert to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the 'reversal regime' provided for in the regulation, constitute a residual and decreasing asset of the Company.

Accordingly, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets ("RBR") to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

However, within the scope of the administrative proceeding TC no.003.342/2022-0, pending at the TCU, a technical report was issued addressing the new understanding that the RCON should be revised. This understanding will still be examined by the Court.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

14) INTANGIBLE ASSETS

a) Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill (1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on 12.31.21	22,868,268	14,906,531	4,765,729	736,794	369,238	39,450	412,056	44,098,066
Additions	-	9,832	216,951	-	-	-	1,048,741	1,275,524
Net transfers (2)	-	-	967,297	-	-	-	(938,672)	28,625
Amortization (Note 25)	-	(579,087)	(885,988)	(42,102)	(101,771)	(1,549)	-	(1,610,497)
Balance on 06.30.22	22,868,268	14,337,276	5,063,989	694,692	267,467	37,901	522,125	43,791,718
Additions	-	180,234	128,109	-	-	-	1,211,159	1,519,502
Write-offs, net	-	-	285	-	-	-	(918)	(633)
Net transfers (2)	-	-	1,109,091	-	-	-	(1,037,199)	71,892
Amortization	-	(564,027)	(964,091)	(42,103)	(47,200)	(1,545)	-	(1,618,966)
Balance on 12.31.22	22,868,268	13,953,483	5,337,383	652,589	220,267	36,356	695,167	43,763,513
Additions (reversal) (3)	-	(181,368)	63,880	-	-	-	1,110,164	992,676
Write-offs, net	-	-	(1,025)	-	-	-	-	(1,025)
Net transfers (2)	-	13,069	1,365,783	-	-	-	(1,284,830)	94,022
Merger - Garliava (Note 1.c.1)	3,394,710	2,278,857	-	-	82,239	-	-	5,755,806
Amortization (Note 25)	-	(597,495)	(1,027,063)	(42,102)	(52,275)	(1,528)	-	(1,720,463)
Balance on 06.30.23	26,262,978	15,466,546	5,738,958	610,487	250,231	34,828	520,501	48,884,529

Balance on 12.31.22
Cost	22,868,268	25,114,849	24,748,054	1,658,897	4,440,717	269,557	695,167	79,795,509
Accumulated amortization	-	(11,161,366)	(19,410,671)	(1,006,308)	(4,220,450)	(233,201)	-	(36,031,996)
Total	22,868,268	13,953,483	5,337,383	652,589	220,267	36,356	695,167	43,763,513

Balance on 06.30.23
Cost	26,262,978	29,504,457	26,333,639	1,658,897	4,536,912	269,557	520,501	89,086,941
Accumulated amortization	-	(14,037,911)	(20,594,681)	(1,048,410)	(4,286,681)	(234,729)	-	(40,202,412)
Total	26,262,978	15,466,546	5,738,958	610,487	250,231	34,828	520,501	48,884,529

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill (1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on 12.31.21	22,868,268	14,906,531	4,771,275	736,794	369,238	39,524	412,677	44,104,307
Additions	-	9,832	218,071	-	-	-	1,049,276	1,277,179
Write-offs, net	-	-	-	-	-	-	(150)	(150)
Net transfers (2)	-	-	967,933	-	-	-	(938,978)	28,955
Business combination - Garliava and Vita IT (Note 2.d)	3,497,837	2,542,178	-	-	110,000	-	-	6,150,015
Amortization (Note 25)	-	(669,291)	(887,449)	(42,102)	(106,212)	(1,549)	-	(1,706,603)
Balance on 06.30.22	26,366,105	16,789,250	5,069,830	694,692	373,026	37,975	522,825	49,853,703
Additions	-	180,234	134,057	-	-	-	1,210,755	1,525,046
Write-offs, net	-	-	1,378	-	-	-	1	1,379
Net transfers (2)	-	-	1,109,111	-	-	-	(1,037,220)	71,891
Business combination - Garliava and Vita IT	(4,276)	70,388	177	4,527	15,740	-	-	86,556
Amortization	-	(748,121)	(966,015)	(42,668)	(54,976)	(1,545)	-	(1,813,325)
Balance on 12.31.22	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250
Additions (reversal) (3)	-	(181,368)	65,401	-	-	-	1,110,391	994,424
Write-offs, net	-	-	(1,026)	-	-	-	-	(1,026)
Net transfers (2)	-	11,998	1,368,537	-	-	(25)	(1,284,602)	95,908
Business combination - Vita IT	(22,770)	-	-	(451)	(18,122)	12,324	-	(29,019)
Business combination - Vale Saúde Sempre(Note 1.c.2)	51,637	-	-	774	607	6,175	-	59,193
Amortization (Note 25)	-	(655,835)	(1,029,041)	(43,117)	(54,984)	(3,703)	-	(1,786,680)
Balance on 06.30.23	26,390,696	15,466,546	5,752,409	613,757	261,291	51,201	522,150	49,058,050

Balance on 12.31.22
Cost	26,361,829	29,685,824	25,029,658	1,663,424	4,566,457	269,639	696,361	88,273,192
Accumulated amortization	-	(13,394,073)	(19,681,120)	(1,006,873)	(4,232,667)	(233,209)	-	(38,547,942)
Total	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250

Balance on 06.30.23
Cost	26,390,696	29,504,457	26,462,234	1,663,747	4,548,942	288,112	522,150	89,380,338
Accumulated amortization	-	(14,037,911)	(20,709,825)	(1,049,990)	(4,287,651)	(236,911)	-	(40,322,288)
Total	26,390,696	15,466,546	5,752,409	613,757	261,291	51,201	522,150	49,058,050

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022) and Vale Saúde Sempre (2023).

(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 13.a).

(3)	The variation that occurred in the additions to the “Licenses” group is mainly due to the revision of estimates of 850 MHz licenses for RJ, DF, MG, RS, BA, based on the best available information corroborated by our regulatory legal advisors.

b) Licenses / Authorizations

Extensions of authorizations for the use of radio frequency bands

With respect to the extension of authorizations for the 850 MHz bands, ANATEL through Judgment No. 510 of September 30, 2020, determined that (i) the Superintendence of Granting and Resources for Provision ("SOR") addresses the requests for extension of authorizations for the use of radio frequencies in force in sub-bands A and B, proposing primary grants until November 29, 2028, if legal and regulatory requirements are met; and that (ii) the extension value should be discounted to net present value, to reflect the economic value (market value) of the bands.

Having complied with the SOR procedures, the ANATEL Board through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, for bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV- ANATEL through to November 29, 2028. No exclusivity was granted, being on a primary basis and restricted to the provision area serving the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020.

Similarly, ANATEL extended the term of validity of the authorizations for the right to use radio frequencies referring to the bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz in the provision area equivalent to the Federal District and in the state of Rio Grande do Sul, associated, respectively, to Term of Authorization no. 2006/PVCP/SPV-ANATEL and Term of Authorization No.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

004/2006/PVCP/SPV-ANATEL, in the same manner established in the extension of authorizations in the State of Rio de Janeiro, in terms of term and payment conditions, as set out in Act No. 5,473, of July 21, 2021.

The extension granted for a period less than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, was to promote a reorganization and readaptation of the channel. Alternative calculation methods (biannual charges and Resolution No. 695/2018, as approved in the Public Price Regulation for the Right to Use Radio Frequencies ("PPDUR")) is justified on the grounds that the current regulatory instruments are not expected to involve a second extension. ANATEL further determined that 10% should be effectively paid in cash and the remaining 90% settled in the form of investments.

The Company and other providers appealed certain conditions for license renewal, including evaluation criteria and certain obligations. However, ANATEL dismissed the appeals and sent the process to the TCU for ratification of the calculations referring to the amount due for the extension.

In September 2022, the Federal Court of Auditors ("TCU") defined a standard procedure for authorizations, other than the extensions of the awards for 850 MHz to 2028, acquired prior to the publication of Law No 13.879/2019 to regulate the conduct of the bidding process. This decision affected the expectation for tenders to 2028 (to 850 MHz). The Company appealed the decision and the case continues under review of the TCU.

As a condition for renewing the 850 MHz sub-band license, a judicial writ of mandamus is being filed, though the security was denied in the first instance, and the appeal is pending judgment at the Federal Regional Court of the First Region.

Additionally, it is worth mentioning that the Board of Directors of ANATEL, through Decision No. 105, of April 28, 2023, decided to extend the terms of authorization for the use of the 1800 MHz sub bands until 2032, signaling the realization on this date of a sectoral relocation of the channeling associated with the sub bands, in the same manner as that intended for the 850 MHz sub bands. Considering the forecast established in the original terms of authorization for renewal for a period of 15 years (expiring in 2038), this decision led to a reduction of 6 years in the expected duration of the extended terms, with the exception of the 900 MHz and 1800 MHz authorizations in sector 3 of the PGO (region of the state of Minas Gerais), already previously extended until 2035. of the SMP, with biennial recurrence, in line with the conditions set forth in the original terms. However, in this same Judgment, ANATEL determined that the authorization terms associated with the 900 MHz sub bands should not be extended, except in the state of MG (sectors 2 and 3 of the PGO), claiming that the efficient use of this spectrum has not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company.

With regard to authorizations in 900 and 1,800 MHz for the state of MG (sector 2 of the PGO), ANATEL is currently in progress with the process for its second extension, since the first extension expired in April 2023.

In this regard, it should also be noted that, through Judgment No. 102, of April 28, 2023, ANATEL communicated the decision to extend the authorizations held by the Company in 2,100 MHz until 2038, also defining as payment the amount corresponding to 2% of the SMP net operating revenue, thus reflecting the conditions of the original terms.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

c) Amortization rates

The table below shows the annual amortization rates.

	06.30.23 and 12.31.22
Description	Company	Consolidated
Licenses	3.6% to 20.00%	3.6% to 20.00%
Softwares	20.00%	20.00%
Trademarks	7.70%	7.70%
Customer portfolio	12.5% to 20.00%	12.5% to 20.00%
Other intangible assets	20.00%	20.00%

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

15)	PERSONNEL, SOCIAL CHARGES AND BENEFITS
	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Social charges and benefits	617,137	460,149	666,163	497,568
Profit sharing	297,332	464,106	306,821	483,548
Share-based payment plans (Note 29)	110,887	76,071	112,902	77,175
Salaries and wages	35,253	36,086	37,686	39,035
Other	-	-	19,788	-
Total	1,060,609	1,036,412	1,143,360	1,097,326

Current	990,430	975,432	1,051,993	1,035,652
Non-current	70,179	60,980	91,367	61,674

16)	TRADE ACCOUNTS PAYABLE
	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Sundry suppliers (Opex, CaPex, Services e Material)	7,471,394	6,134,913	7,857,169	6,572,181
Related parties (Note 28)	598,191	605,458	492,009	375,299
Amounts payable (operators, cobilling)	250,767	218,620	250,767	224,555
Interconnection / interlink	191,758	210,218	191,758	243,763
Total	8,512,110	7,169,209	8,791,703	7,415,798

Current	8,512,110	7,169,209	8,791,703	7,415,798
Noncurrent	-	-	-	-

17) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Fistel (1)	3,324,885	2,335,801	3,324,885	2,421,789
ICMS	1,318,647	949,930	1,377,774	1,020,067
PIS and COFINS	333,743	220,260	348,703	238,992
Fust and Funttel	96,787	92,662	96,787	93,427
Other taxes	100,492	94,211	116,703	111,972
Total	5,174,554	3,692,864	5,264,852	3,886,247

Current	1,525,242	1,044,473	1,557,222	1,097,512
Non-current	3,649,312	2,648,391	3,707,630	2,788,735

(1) Refers to the remaining balances from 2020 to 2023 which, according to the decisions of the Federal Regional Court of the First Region, the liability is suspended. The amount is classified as a non-current liability.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

18)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Interest on equity receivable from Terra Networks

	Company
	2023	2022
Balance at the beginning of the year	15,422	12,396
Supplementary dividends from the last year	47,124	38,729
Balance on June 30,	62,546	51,125
Dividends receipt		(51,125)
Dividends for the current year		15,422
Balance on December 31,		15,422

For the purposes of the statement of cash flow, interest on equity and dividends received from the subsidiary are classified as "Investing Activities".

b)   Dividends and interest on equity payable

b.1) Balances:

	Company / Consolidated
	30.06.23	31.12.22
Telefónica	929,445	1,051,720
Telefónica Latinoamérica Holding	892,093	1,009,454
Telefónica Chile	1,372	1,552
Acionistas não controladores	1,077,513	1,124,691
Total	2,900,423	3,187,417

b.2) Changes:

	Company / Consolidated
	2023	2022
Balance at the beginning of the year	3,187,417	4,265,715
Supplementary dividends from the last year	826,731	2,028,524
Interim interest on equity (net of IRRF)	608,600	901,000
Payment of dividends and interest on equity	(1,723,668)	(450)
IRRF on shareholders exempt/immune from interest on equity	1,343	1,466
Balance on June 30,	2,900,423	7,196,255
Interim interest on equity (net of IRRF)		1,862,750
Unclaimed dividends and interest on equity		(167,449)
Payment of dividends and interest on equity		(5,708,813)
IRRF on shareholders exempt/immune from interest on equity		4,674
Balance on December 31,		3,187,417

For the purposes of the statement of cash flow, interest on equity and dividends paid to shareholders are recognized in "Financing Activities".

19) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

The composition and changes in the provisions, considered as probable risk of loss, in addition to contingent liabilities, provision for dismantling, customer refunds and provision for fines for cancellation of lease agreements are as follows:

a) Balances and changes

	Company
	Provisions for contingencies
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA) (1)	Provision for fines for canceling lease agreements (2)	Provision for decommissioning (3)	Amounts to be refunded to customers (4)	Total
Balance on 12.13.21	2,058,034	1,986,244	926,105	463,394	488,598	-	378,105	-	6,300,480
Additions (reversal), net (Note 26)	54,126	(37,847)	152,462	166,608	(3,989)	-	(8,136)	-	323,224
Other additions	-	-	240	-	-	-	12,580	-	12,820
Write-offs due to payment	(14,993)	(38,811)	(227,050)	(227,108)	-	-	-	-	(507,962)
Interest accruals (27)	99,017	77,462	183,845	60,165	12,731	-	168	-	433,388
Balance on 06.30.22	2,196,184	1,987,048	1,035,602	463,059	497,340	-	382,717	-	6,561,950
Additions (reversal), net	120,733	(122,177)	196,635	165,566	(8,469)	-	(1,675)	612,885	963,498
Other additions (reversal)	(6,832)	-	1,606	12,084	-	-	8,918	-	15,776
Write-offs due to payment	(18,245)	(71,246)	(232,434)	(186,336)	-	-	-	(13,280)	(521,541)
Interest accruals	97,985	75,410	185,905	63,204	3,966	-	5,942	-	432,412
Balance on 12.13.22	2,389,825	1,869,035	1,187,314	517,577	492,837	-	395,902	599,605	7,452,095
Additions (reversal), net (Note 26)	49,633	17,138	164,055	170,022	(17,537)	-	(16,310)	-	367,001
Other reversal	-	-	(188)	-	-	-	-	-	(188)
Write-offs due to payment	(8,560)	(77,725)	(262,404)	(148,129)	-	(40,291)	-	(504,156)	(1,041,265)
Merger - Garliava (Note 1.c.1)	-	-	3	-	456,379	454,857	53,512	2,277	967,028
Interest accruals (Note 27)	74,261	76,924	168,700	74,319	40,240	-	9,168	-	443,612
Balance on 06.30.23	2,505,159	1,885,372	1,257,480	613,789	971,919	414,566	442,272	97,726	8,188,283

Balance on 12.31.22
Current	-	104,898	404,029	214,320	-	-	-	599,605	1,322,852
Non-current	2,389,825	1,764,137	783,285	303,257	492,837	-	395,902	-	6,129,243

Balance on 06.30.23
Current	4,974	100,851	367,636	252,554	-	414,566	37,277	97,726	1,275,584
Non-current	2,500,185	1,784,521	889,844	361,235	971,919	-	404,995	-	6,912,699

	Consolidated
	Provisions for contingencies
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA) (1)	Provision for fines for canceling lease agreements (2)	Provision for decommissioning (3)	Amounts to be refunded to customers (4)	Total
Balance on 12.13.21	2,147,369	1,986,244	935,971	486,955	488,598	-	378,105	-	6,423,242
Additions (reversal), net (Note 26)	54,135	(37,847)	153,291	163,864	(3,989)	-	(8,136)	-	321,318
Other additions (reversal)	-	-	(594)	2,691	-	-	12,580	-	14,677
Write-offs due to payment	(15,015)	(38,811)	(231,259)	(229,145)	-	(34,989)	-	-	(549,219)
Business combination - Garliava and Vita IT	-	-	-	-	453,697	712,888	66,803	-	1,233,388
Interest accruals (Note 27)	100,924	77,462	184,396	60,822	20,732	-	168	-	444,504
Balance on 06.30.22	2,287,413	1,987,048	1,041,805	485,187	959,038	677,899	449,520	-	7,887,910
Additions (reversal), net	114,077	(122,178)	192,457	176,816	(36,940)	-	(1,675)	615,750	938,307
Other additions	607	-	6,855	3,889	-	-	8,918	-	20,269
Write-offs due to payment	(18,245)	(71,246)	(233,147)	(187,639)	-	(71,415)	-	(13,868)	(595,560)
Business combination - Garliava and Vita IT	-	-	-	-	28,200	(123,864)	-	-	(95,664)
Interest accruals	99,575	75,411	184,930	61,937	27,774	-	5,942	-	455,569
Balance on 12.13.22	2,483,427	1,869,035	1,192,900	540,190	978,072	482,620	462,705	601,882	8,610,831
Additions (reversal), net (Note 26)	51,993	17,138	164,393	169,744	(17,537)	-	(29,601)	-	356,130
Other reversal	-	-	(188)	-	-	-	-	-	(188)
Write-offs due to payment	(8,560)	(77,725)	(263,792)	(152,874)	-	(68,054)	-	(504,156)	(1,075,161)
Business combination - Vale Saúde Sempree (Note 1.c.2)	-	-	-	-	(15,870)	-	-	-	(15,870)
Interest accruals (Note 27)	76,891	76,924	168,617	74,121	40,438	-	9,168	-	446,159
Balance on 06.30.23	2,603,751	1,885,372	1,261,930	631,181	985,103	414,566	442,272	97,726	8,321,901

Balance on 12.31.22
Current	-	104,898	404,654	217,229	-	482,620	66,803	601,882	1,878,086
Non-current	2,483,427	1,764,137	788,246	322,961	978,072	-	395,902	-	6,732,745

Balance on 06.30.23
Current	4,974	100,851	368,313	254,391	-	414,566	37,277	97,726	1,278,098
Non-current	2,598,777	1,784,521	893,617	376,790	985,103	-	404,995	-	7,043,803

(1)	Refers to the amounts of the contingent liability arising from the PPA generated on the acquisition of Vivo Participações (2011), Global Village Participações (2015), Garliava and Vita IT (2022) and Vale Saúde Semper (2023), related to civil, labor and tax lawsuits at their fair value in the business combination.

(2)   Provision for fines for canceling lease agreements arising from the acquisition of Garliava.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

(3)	Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as that at lease inception.

These costs are provisioned at the present value of amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate.

Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

(4)	On July 23, 2022, Complementary Law No. 194, of July 23, 2022, was enacted, which deals with the incidence of taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate for ICMS on communications services and the refund of these amounts to customers. Accounting for customer refunds were made in the second half of 2022, through discounts granted and returns.

b) Tax provision and contingencies

	Company		Consolidated
Nature/Degree of Risk	06.30.23	12.31.22	06.30.23	12.31.22
Provisions	2,505,159	2,389,825	2,603,751	2,483,427
Federal	649,760	685,793	748,352	779,395
State	1,247,133	1,112,094	1,247,133	1,112,094
Municipal	44,365	42,686	44,365	42,686
FUST	563,901	549,252	563,901	549,252
Possible contingencies	35,475,634	33,367,478	35,601,498	33,472,824
Federal	2,998,326	3,002,051	3,027,192	3,042,010
State	23,200,161	21,711,855	23,201,934	21,712,030
Municipal	514,635	433,867	589,731	479,484
FUST, FUNTTEL and FISTEL	8,762,512	8,219,705	8,782,641	8,239,300

b.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vi) INSS on one third on vacation pay.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; and (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax ("IPTU"); (ii) Services tax ("ISS") on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible risk of loss - tax contingencies

Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) - on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo State paid to São Paulo State; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection ("DETRAF" - Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; and (xx) monthly subscription with discussion about minutes allowance.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line ("EILD") in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2023, the consolidated amount totaled R$ R$5,460,773 (R$5,103,037 on December 31, 2022).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2023, the consolidated amount totaled R$1,136,862 (R$1,013,427 on December 31, 2022).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On June 30, 2023, the consolidated amount totaled R$2,185,006 (R$2,122,836 on December 31, 2022).

c) Regulatory provision and contingencies

	Company / Consolidated
Nature/Degree of Risk	06.30.23	12.31.22
Provisions	1,885,372	1,869,035
Possible contingencies	6,255,703	5,844,624

c.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits addressing the majority of sanctions applied by ANATEL at the administrative level. The proceedings include the obligation to pay the onerous fee for the mobile service (the payment, due every two years, relating to the right of use of SMP), Company's obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL's quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss is estimated of R$695,648 million on the payment of the SMP burden in relation

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.

c.2) Possible risk of losses - regulatory contingencies

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

•	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item d.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.

•	In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations ("PADO") for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On June 30, 2023 and December 31, 2022, the amount including interest and indexation accruals totaled approximately R$564,066 and R$540,846, respectively. The Company believes that the fine imposed is not legal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL); and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.

•	Administrative proceeding pending at CADE, allegedly suggested a coordinated action among the companies Claro, Oi Móvel and the Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. ("BT"), contravening competitive protocols. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and can promote competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT's supplier; and (b) prices of the service offered by the consortium cannot be compared to those quoted by BT, as they are of a difference technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies. The process was forwarded by the technical area to the CADE Court, which decided that the operators engaged in anti-competitive conduct. And after this decision, the Company filed a motion for clarification, which is pending judgment.

•	Proceedings initiated by ANATEL to investigate the inclusion of gains in the concession plans from decisions of the STF in which it excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017. The Attorney General's Office and ANATEL's technical area believe that such gains do not result from business efficiency, but from a change in the tax regulations. The return proposal suggested by ANATEL would be generated through a tariff review for basic plans and the construction of high capacity backhaul infrastructure for the alternative plans, approximating R$1 billion, for which management believes

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

the risk of loss to be possible. The case will be judged by the Board of Directors of ANATEL, from which it may be challenged through an arbitration procedure.

•	Procedure for the Determination of Noncompliance with Obligations ("PADO"), which deals with coverage targets whose applied fine of R$127 million could be converted into an obligation to do, which consists of an alternative means of complying with the sanction of the fine, for investment for installation 4G radio base station in 188 locations without this technology, whose installation should take place in two and a half years, with maintenance costs equivalent to the period of one year. Installation cannot result from ran sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the specified period will be monitored.

•	The Company is a party to lawsuits that discuss annulling contractual clauses and obligations, to do and not to do, linked to the suspension of services, non-increase in tariffs, repairs and maintenance of poles, which do not involve a determined financial value and, at the current stage in found are invaluable. These processes are awaiting judgment in the courts.

d) Civil provision civil contingencies

	Company		Consolidated
Nature/Degree of Risk	06.30.23	12.31.22	06.30.23	12.31.22
Provisions	1,257,480	1,187,314	1,261,930	1,192,900
Possible contingencies	2,244,308	2,163,980	2,252,131	2,175,547

d.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On June 30, 2023, the provision was R$149,143 (R$145,874 on December 31, 2022).

•	The Company and/or its subsidiaries are party to various civil proceedings related to individual consumerist nature level, relating to the non-provision of services and/or products sold. On June 30, 2023, the provision was R$290,188 (R$244,663 on December 31, 2022).

•	The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On June 30, 2023, the provision was R$822,599 (R$802,363 on December 31, 2022).

d.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	Collective Action filed by SISTEL Participants' Association ("ASTEL") in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". Still in the appeal stage, pending judgment of the Interlocutory Appeal filed by the Company against the decision on the admissibility of its Special and Extraordinary Appeals filed in the face of the 2nd degree decision, which partially reversed the judgment of dismissal, the parties reached an agreement, which was ratified by judgment, with the dismissal of the case with resolution on the merits. On June 1, 2023, the decision became final and the records were definitively archived.

•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector ("FENAPAS"), in which ASTEL is an assessor against SISTEL, the Company and other operators, to annul the spin-off of the PBS pension plan.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

The action is claiming, in summary, the "dismantling of the supplementary pension system of Fundação SISTEL", which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security ("PREVIC") intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. The Federal Court then summoned PREVIC to manifest itself in the records and, successively, to the parties and the FENAPAS. The case records were submitted for conclusion, where they await decision. On July 3, 2022, a decision was rendered acknowledging PREVIC's interest and subpoenaing the plaintiff, FENAPAS, to promote the inclusion of the co-defendant, under penalty of extinction of the act, which was provided on July 12, 2022. The Federal Government also requested its entry into the case, considering the admission of PREVIC as a necessary co-defendant. FENAPAS presented a transaction instrument signed by the parties. The agreement was ratified by the court, extinguishing the process. Awaiting the transit in rem judicata of the homologation decision.

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection ("PROCON"), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. ("Lune"), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for "Bina", a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals filed and, unanimously, dismissed them, upholding the sentence of inadmissibility. Management is unable to reasonably estimate a liability with respect to this claim currently.

•	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court ("TRF") of the 1st Region.

e) Labor provision and contingencies

	Company		Consolidated
Nature/Degree of Risk	06.30.23	12.31.22	06.30.23	12.31.22
Provisions	613,789	517,577	631,181	540,190
Possible contingencies	1,632,684	1,476,824	1,643,430	1,490,560

The labor provisions and contingencies involve several labor claims of former employees and former outsourced employees (these are secondary obligor or joint liabilities), which claim, among others: differences in overtime pay, variable remuneration, salary parity, unhealthy or dangerous work conditions.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

20) LOANS, FINANCING, DEBENTURES, LEASE, 5G LICENSES AND LIABILITIES FOR THE ACQUISITION OF A COMPANIES

On June 30, 2023, the contractual conditions of loans, financing, debentures and leases and liabilities for the acquisition of companies, are the same as in Note 21) Loans, Financing, Debentures, Leases, 5G Licenses and Liabilities for the Acquisition of Companies, disclosed in the financial statements for the year ended December 31, 2022, except for the increase in amounts resulting from the acquisition of Vale Saúde Semper (Note 1.c.2).

a) Balance

	Consolidated
	06.30.23			12.31.22
	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)	3,860,206	7,438,038	11,298,244	3,503,167	8,529,436	12,032,603

Debentures (7th issue)	231,572	3,500,000	3,731,572	236,833	3,500,000	3,736,833

5G Licences	644,778	936,947	1,581,725	652,301	1,191,670	1,843,971

Financial institutions	1,020,087	-	1,020,087	1,073,090	-	1,073,090
Citibank	1,020,087	-	1,020,087	1,073,087	-	1,073,087
Other	-	-	-	3	-	3

Liabilities for the acquisition of a company (a.2)	90,224	546,734	636,958	554,554	60,745	615,299
Total	5,846,867	12,421,719	18,268,586	6,019,945	13,281,851	19,301,796

All liabilities shown in the table above were contracted in local currency (R$), except for the loan from Citibank, contracted in foreign currency (US dollar).

a.1) Leases

The weighted annual interest rate on lease contracts on June 30, 2023, is 14.66%, having an average maturity of 5.36 years.

The balances of the lease payables are as follows:

	Consolidated
	06.30.23	12.31.22
Nominal value payable	16,300,854	15,760,333
Unrealized financial expenses	(5,002,610)	(3,727,730)
Present value payable (1)	11,298,244	12,032,603

Current	3,860,206	3,503,167
Non-current	7,438,038	8,529,436

(1)	On June 30, 2023, and December 31, 2022, the present value of balances payable, included R$45,436 and R$55,960, respectively, referring to lease agreements with Telefónica Group companies (Note 28).

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

a.2) Liabilities for the acquisition of a companies

a.2.1) Acquisition of Garliava

The Company has liabilities due to Oi, provided for in clauses of the Agreement, arising from the acquisition of Garliava, namely: (i) contractual retention of 10% of the acquisition price, R$543,753 and R$522,297 on June 30, 2023 and December 2022, respectively. This amount is deposited in escrow and, following analyses on the expectation of closing this process, in 2023, the Company reclassified the amount to non-current (Note 10); (ii) contingent consideration, an amount conditioned to the fulfillment of objectives/goals under conditions precedent that were 100% achieved and consequently there was settlement with Oi. The balance on December 31, 2022 was R$15,000; and (iii) contractual costs, incurred by Oi with the dismissal and rehiring of Oi employees by Garliava. These amounts will be fully refunded within 30 days from the date of notification to be sent by Oi. The balance on June 30, 2023 and December 31, 2022 was R$6,271 and R$8,333, respectively.

a.2.2) Acquisition of Vita IT by TIS

The purchase consideration for the acquisition in 2022 of Vita IT by TIS, the Company's indirect subsidiary, was R$110,220. Of this amount, R$42,000 was paid in cash upon completion of the Transaction, R$8,992 in the six month period 2023 and the remainder will be paid pursuant to contractual clauses, indexed to the IPCA. The balance on June 30, 2023 and December 31, 2022 was R$63,103 and R$69,669, respectively.

a.2.3) Acquisition of Vale Saúde Semper by POP (Note 1.c.2)

The purchase consideration for the acquisition of Vale Saúde Semper by POP (Note 1.c.2), including the price adjustments agreed between the parties, was R$63,036. Included is R$37,029 paid in cash at the time of close of the Transaction, R$2,956 in the six month period 2023 and the remainder will be paid, pursuant to contractual clauses, plus DI interest to the date of payment. The balance on June 30, 2023 was R$23,831.

b) Repayment schedule (non-current)

	Consolidated
	Leases	Debentures	5G Licences	Liabilities for the acquisition of a company	Total
13 to 24 months	2,657,963	-	55,115	543,753	3,256,831
25 to 36 months	1,870,283	1,500,000	55,115	-	3,425,398
37 to 48 months	1,255,453	-	55,115	-	1,310,568
49 to 60 months	899,014	2,000,000	55,115	1,192	2,955,321
From 61 months	755,325	-	716,487	1,789	1,473,601
Total	7,438,038	3,500,000	936,947	546,734	12,421,719

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

c) Changes in balances

	Consolidated
	Leases	Debentures	5G Licences	Loans and financing	Liabilities for the acquisition of a company	Financing - suppliers	Total
Balance on 12.31.21	11,230,099	1,028,463	4,450,806	54	-	224,556	16,933,978
Additions (1)	1,770,737	-	-	1,000,000	-	-	2,770,737
Exchange variation (Note 27)	-	-	-	112,622	-	-	112,622
Financial charges (Note 27)	608,692	10,548	268,048	(22,813)	12,805	1,548	878,828
Write-offs (cancellation of contracts)	(39,543)	-	-	-	-	-	(39,543)
Business combination - Garliava	712,888	-	-	-	598,663	-	1,311,551
Write-offs (payments) - Principal	(1,187,442)	(1,000,000)	(2,389,706)	(26)	(47,500)	(180,374)	(4,805,048)
Write-offs (payments) - financial charges	(593,185)	(39,011)	(144,857)	-	-	(3,468)	(780,521)
Balance on 06.30.22	12,502,246	-	2,184,291	1,089,837	563,968	42,262	16,382,604
Additions (1)	1,458,601	3,500,000	-	-	-	-	4,958,601
Exchange variation	-	-	-	(4,312)	-	-	(4,312)
Financial charges	683,684	236,833	14,736	5,254	26,683	4,268	971,458
Business combination - Garliava and Vita IT	(123,864)	-	-	-	77,148	-	(46,716)
Write-offs (cancellation of contracts)	(27,677)	-	-	-	-	-	(27,677)
Write-offs (payments) - Principal	(1,752,780)	-	(331,686)	(24)	(52,500)	(44,182)	(2,181,172)
Write-offs (payments) - financial charges	(707,607)	-	(23,370)	(17,665)	-	(2,348)	(750,990)
Balance on 12.31.22	12,032,603	3,736,833	1,843,971	1,073,090	615,299	-	19,301,796
Additions (1)	536,462	-	-	-	-	-	536,462
Exchange variation (Note 27)	-	-	-	(84,647)	-	-	(84,647)
Financial charges (Note 27)	650,972	248,263	40,887	48,749	24,854	-	1,013,725
Business combination - Vale Saúde Sempre (Note 1.c.2)	-	-	-	-	25,815	-	25,815
Write-offs (cancellation of contracts)	(15,759)	-	-	-	-	-	(15,759)
Write-offs (payments) - Principal	(1,209,957)	-	(285,250)	(4)	(24,038)	-	(1,519,249)
Write-offs (payments) - financial charges	(696,077)	(253,524)	(17,883)	(17,101)	(4,972)	-	(989,557)
Balance on 06.30.23	11,298,244	3,731,572	1,581,725	1,020,087	636,958	-	18,268,586

(1)	The leases, 5G licenses and financing (suppliers) do not affect cash inflows.

21)	DEFERRED REVENUE
	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Contractual Liabilities (costmers contracts) (1)	694,086	694,450	921,810	865,407
Disposal of PP&E (2)	72,683	78,027	72,683	78,027
Government grants	22,600	28,162	22,600	28,162
Other	7,977	8,016	9,605	11,827
Total	797,346	808,655	1,026,698	983,423

Current	656,133	670,945	885,477	845,645
Non-current	141,213	137,710	141,221	137,778

(1)	Refers to the balance of contractual liabilities of customers which are, deferred being linked to performance obligations.

(2)	Includes the net balances of the residual values from sale of non-strategic (towers and rooftops), transferred to income as the conditions for recognition are met.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

22) OTHER LIABILITIES

	Company		Consolidated
	06.30.23	12.31.22	06.30.23	12.31.22
Surplus from post-employment benefit plans (Note 30)	789,637	761,854	798,316	769,816
Liabilities with ANATEL (1)	577,963	770,336	577,963	776,878
Third-party withholdings (2)	147,791	294,082	155,104	299,411
Liabilities with related parties (Note 28)	113,412	113,542	111,697	124,724
Amounts to be refunded to customers	73,797	62,354	74,572	63,460
Other liabilities	47,180	50,863	50,128	45,145
Total	1,749,780	2,053,031	1,767,780	2,079,434

Current	415,287	582,240	426,332	601,053
Non-current	1,334,493	1,470,791	1,341,448	1,478,381

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the SMP (Notes 1.b and 14). The variation presented in the comparative periods is mainly due to the revision of estimates of 850 MHz licenses for RJ, DF, MG, RS, BA (Note 14.a), estimated under the advice of regulatory legal counsel.
(2)	Refers to payroll withholdings and taxes withheld from interest on equity and on provision of services.

23)	EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) - establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, effected through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

Subscribed and paid-in capital on June 30, 2023, and December 31, 2022, amounted to R$63,571,416, represented by shares, all common, book-entry and without par value.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	06.30.23		12.31.22
Shareholders	Number	%	Number	%
Controlling Group	1,244,241,119	74.80%	1,244,241,119	74.20%
Telefónica Latinoamérica Holding, S.L.	634,399,555	38.14%	634,399,555	37.83%
Telefónica	608,905,051	36.60%	608,905,051	36.31%
Telefónica Chile	936,513	0.06%	936,513	0.05%
Other shareholders	414,035,812	24.89%	419,315,612	25.00%
Treasury Shares	5,279,800	0.31%	13,381,540	0.80%
Total shares	1,663,556,731	100.00%	1,676,938,271	100.00%
Treasury Shares	(5,279,800)		(13,381,540)
Total shares outstanding	1,658,276,931		1,663,556,731

Book value per outstanding share:
on 06.30.23				R$ 41.40
on 12.31.22				R$ 41.12

Request for Consent to ANATEL - Reduction of the Company's Capital

The Company, pursuant to the provisions of Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, of August 23, 2021, informed on February 15, 2023, that its Board of Directors had approved the submission of a request for prior consent with ANATEL to reduce its capital stock.

The purpose of the request for consent is to provide the Company with flexibility to carry out one or more capital reductions up to a maximum amount of R$5 billion, throughout this and/or future years, according to Management's assessment of the conditions financial statements of the Company and macroeconomic scenario. If allowed by ANATEL and deemed appropriate by the Company, the reduction will be effected through the return of funds to its shareholders in proportion to their shareholding and without the cancellation of their shares.

ANATEL has not yet declared its position in relation to this request.

b) Company's share buyback program

Events related to the Company's share buyback program in the six months ended June 30, 2023, included:

•	Approval of the Company's new share buyback program: On February 15, 2023, the Company's Board of Directors, pursuant to article 15, item XV of the Bylaws and CVM Resolution 77/2022, approved a new share buyback program of the Company to acquire common shares for subsequent cancellation, sale or to be held in treasury, without reducing capital stock, in order to increase shareholder value through the efficient use of available cash resources, optimizing capital allocation.

The repurchase of shares will be for up to 40,550,121 common shares, using resources available pursuant to article 8, paragraph 1, of CVM Resolution No. 77/2022, such as profit, capital and profit reserves from the current year. The maximum amount to be used in the program is R$500 million.

This program starts on February 23, 2023 and ends on February 22, 2024.

Acquisitions will be made on the Stock Exchange (B3 - Brasil, Bolsa e Balcão), at market prices, and the Company's management will be responsible for deciding the timing and number of shares to be acquired, respecting the limits set forth in the Program and applicable regulations.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

•	Cancellation of treasury shares: at a meeting held by the Company's Board of Directors on February 15, 2023, the cancellation of 13,381,540 common shares, in the amount of R$607,443 (position at December 31, 2022) was approved. This cancellation was booked against "Other capital reserves".

•	Share buyback: In the six months ended June 30, 2023, the Company repurchased 5,279,800 common shares, in the total amount of R$213,369, as provided for in the Company's share buyback program, approved on February 15, 2023, through the use of funds available in capital reserves and the result already realized in the fiscal year in progress, as detailed in items c) and d) of this explanatory note.

c) Capital reserves

The balance at June 30, 2023 was R$63,074 (R$149,409 on December 31, 2022), comprises:

•	Special goodwill reserve: Refers to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (Telefónica and TLH) after the realization of the tax credit, pursuant to CVM Instruction 319/1999. The balance of this item on June 30, 2023 and December 31, 2022 was R$63,074.

•	Treasury shares: In the six month period ended June 30, 2023, the Company repurchased common shares, using funds available in capital reserves in the total amount of R$86,337, as provided for in the Company's share buyback program.

•	Other capital reserves: Refers to the effects of capital transactions occurring in the acquisition, disposal and incorporation of companies by the Company and/or its subsidiaries. The balance of this item on June 30, 2023 was R$86,337 (R$693,778 on December 31, 2022). The main variation refers to the cancellation of 13,381,540 common shares, position of December 31, 2022, in the amount of R$607,443. This cancellation was booked against “Treasury shares, in Capital reserves”.

d) Income reserves

The balance on June 30, 2023 was R$3,713,758 (R$3,804,001 on December 31, 2022).

The information on the income reserves, is the same as in Note 24) Equity, item c), disclosed in the financial statements for the year ended December 31, 2022, except for changes in other profit reserves (transfers of tax incentives) and treasury shares.

In the six month period ended June 30, 2023, the Company carried out the repurchase of common shares, from current period resources in the total amount of R$127,032, as provided for in the Company's share repurchase program.

e) Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Tax immune shareholders received interest on full equity, without withholding income tax.

e.1) Interim interest on equity for 2023

At meetings of the Company's Board of Directors, ad referendum of the General Shareholders' Meeting ("AGM") to be held in 2024, the distribution of interim interest on equity was approved, for 2023 year, pursuant to article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/95 and CVM Resolution No. 683/12, which will be imputed to the minimum mandatory dividend for the 2023 year, as follows:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
02/15/23	02/28/23	Until 04/31/24	106,000	90,100	0.054206
03/15/23	03/31/23	Until 04/31/24	290,000	246,500	0.148347
05/15/23	05/31/23	Until 04/31/24	320,000	272,000	0.163693
Total			716,000	608,600

e.2) Interest on Equity and Dividends for 2022

In the AGM held on April 13, 2023, the financial statements and allocations of the result for the year 2022 were approved by majority vote of the holders of common shares present.

The details of the allocation of the result are the same disclosed in per Note 24) Shareholders' Equity, item d), disclosed in the financial statements for the year ended December 31, 2022.

In view of the acquisitions of shares within the scope of the Company's Share Buyback Program, which occurred in the quarter ended June 30, 2023, the Company released a Notice to the Market on April 13, 2023, informing that the value per common share of the proposed additional dividend in the amount of R$826,731 was updated to 0.497538. This dividend was paid on July 18, 2023, being credited individually to shareholders, in compliance with the shareholding position contained in the Company's records at the end of April 13, 2023.

	Dates
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
IOE	02/16/22	02/25/22	04/18/23	180,000	153,000	0.091286
IOE	03/17/22	03/31/22	04/18/23	250,000	212,500	0.126898
IOE	04/13/22	04/29/22	04/18/23	150,000	127,500	0.076179
IOE	06/14/22	06/30/22	04/18/23	480,000	408,000	0.244216
IOE	08/19/22	08/31/22	04/18/23	300,000	255,000	0.152788
IOE	12/09/22	12/29/22	04/18/23	715,000	607,750	0.365332
Dividends	12/09/22	12/29/22	07/18/23	1,000,000	1,000,000	0.601122
Dividends	04/13/23	04/13/23	07/18/23	826,731	826,731	0.497538
Total				3,901,731	3,590,481

f) Equity valuation adjustment

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

The changes in equity valuation adjustments, net of taxes, when applicable, were as follows.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Company / Consolidated
	Currency translation effects - foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on 12.31.21	77,640	(9,074)	(409)	68,157
Translation losses	(19,017)	-	-	(19,017)
Gains from derivatives	-	-	2,733	2,733
Losses on financial assets at fair value through other comprehensive income	-	(34)	-	(34)
Balance on 06.30.22	58,623	(9,108)	2,324	51,839
Translation gains	2,759	-	-	2,759
Losses from derivatives	-	-	(2,309)	(2,309)
Losses on financial assets at fair value through other comprehensive income	-	(106)	-	(106)
Balance on 12.31.22	61,382	(9,214)	15	52,183
Translation losses	(7,420)	-	-	(7,420)
Losses from derivatives	-	-	(4,821)	(4,821)
Losses on financial assets at fair value through other comprehensive income	-	(46)	-	(46)
Balance on 06.30.23	53,962	(9,260)	(4,806)	39,896

g) Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Equity on 12.31.22	81,838	20,525	21,575	123,938
Company	40,927	20,115	10,789	71,831
Non-controlling shareholders	40,911	410	10,786	52,107

Capital contributions in the 1st half of 2023	-	25,577	-	25,577
Company	-	25,066	-	25,066
Non-controlling shareholders	-	511	-	511

Statements of income movements in the 1st half of 2023	6,823	(739)	(10,048)	(3,964)
Company	3,412	(724)	(5,025)	(2,337)
Non-controlling shareholders	3,411	(15)	(5,023)	(1,627)

Equity on 06.30.23	88,661	45,363	11,527	145,551
Company	44,339	44,457	5,764	94,560
Non-controlling shareholders	44,322	906	5,763	50,991

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

h) Reconciliation of parent company and consolidated net income

	1st half of 2023	1st half of 2022
Company's net income (Company)	1,957,200	1,518,886
Participation of non-controlling shareholders	(1,627)	(23,328)
IoTCo Brasil	3,411	1,149
Vivo Ventures	(15)	-
CloudCo Brasil	(5,023)	(24,477)
Company's net income (Consolidated)	1,955,573	1,495,558

i) Earnings per share

Basic and diluted earnings per share were calculated by dividing net profit attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect dilution of earnings per share.

	Company
	Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22
Net income for the year attributable to shareholders of common shares	1,122,531	762,672	1,957,200	1,518,886

Weighted average number of outstanding common shares for the period, in thousands:	1,660,424	1,672,837	1,661,288	1,674,323

Basic and diluted earnings per common share (R$)	0.68	0.46	1.18	0.91

24)	NET OPERATING REVENUE

	Company
	Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22
Gross operating revenue	16,975,572	16,222,860	33,602,628	32,519,106
Services (1)	15,325,297	14,571,349	30,133,137	29,148,981
Sale of goods (2)	1,650,275	1,651,511	3,469,491	3,370,125

Deductions from gross operating revenue	(4,620,932)	(4,997,749)	(9,071,198)	(10,090,320)
Tax	(2,625,303)	(3,137,271)	(4,998,467)	(6,280,358)
Services	(2,265,070)	(2,797,528)	(4,243,002)	(5,593,849)
Sale of goods	(360,233)	(339,743)	(755,465)	(686,509)

Discounts granted and return of goods	(1,995,629)	(1,860,478)	(4,072,731)	(3,809,962)
Services	(1,533,649)	(1,327,286)	(3,114,002)	(2,720,385)
Sale of goods	(461,980)	(533,192)	(958,729)	(1,089,577)

Net operating revenue	12,354,640	11,225,111	24,531,430	22,428,786
Services	11,526,578	10,446,535	22,776,133	20,834,747
Sale of goods	828,062	778,576	1,755,297	1,594,039

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22
Gross operating revenue	17,407,649	16,980,686	34,671,812	33,450,573
Services (1)	15,731,163	15,329,172	31,148,859	30,078,344
Sale of goods (2)	1,676,486	1,651,514	3,522,953	3,372,229

Deductions from gross operating revenue	(4,674,940)	(5,149,377)	(9,218,193)	(10,267,644)
Tax	(2,676,268)	(3,275,627)	(5,127,572)	(6,444,454)
Services	(2,311,331)	(2,935,839)	(4,362,362)	(5,757,611)
Sale of goods	(364,937)	(339,788)	(765,210)	(686,843)

Discounts granted and return of goods	(1,998,672)	(1,873,750)	(4,090,621)	(3,823,190)
Services	(1,533,652)	(1,340,559)	(3,127,070)	(2,733,658)
Sale of goods	(465,020)	(533,191)	(963,551)	(1,089,532)

Net operating revenue	12,732,709	11,831,309	25,453,619	23,182,929
Services	11,886,180	11,052,774	23,659,427	21,587,075
Sale of goods	846,529	778,535	1,794,192	1,595,854

(1) Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2) Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

No single customer accounted for more than 10% of gross operating revenues in the six months ended June 30, 2023, and 2022.

25) OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	06.30.23				06.30.22
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,131,553)	(1,470,966)	(244,618)	(3,847,137)	(2,014,316)	(1,481,223)	(251,676)	(3,747,215)
Depreciation and amortization	(2,609,255)	(382,533)	(211,900)	(3,203,688)	(2,347,636)	(375,472)	(205,073)	(2,928,181)
Personnel	(265,148)	(838,931)	(205,231)	(1,309,310)	(221,058)	(730,615)	(176,183)	(1,127,856)
Cost of goods sold	(951,613)	-	-	(951,613)	(835,675)	-	-	(835,675)
Taxes, charges and contributions	(473,462)	(8,775)	(11,053)	(493,290)	(468,077)	(5,242)	(10,209)	(483,528)
Estimated impairment losses on accounts receivable	-	(338,690)	-	(338,690)	-	(321,891)	-	(321,891)
Rental, insurance, condominium and connection means	(308,635)	(19,350)	(11,111)	(339,096)	(287,571)	(16,991)	(12,698)	(317,260)
Materials and other operating costs and expenses	(18,682)	(31,739)	(9,202)	(59,623)	(5,087)	(44,102)	(6,608)	(55,797)
Total	(6,758,348)	(3,090,984)	(693,115)	(10,542,447)	(6,179,420)	(2,975,536)	(662,447)	(9,817,403)

	Company
	Six-month periods ended
	06.30.23				06.30.22
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(4,250,012)	(2,915,946)	(484,420)	(7,650,378)	(4,021,806)	(2,888,892)	(490,258)	(7,400,956)
Depreciation and amortization	(5,194,601)	(764,031)	(422,362)	(6,380,994)	(4,836,028)	(753,183)	(410,288)	(5,999,499)
Personnel	(514,688)	(1,652,284)	(416,593)	(2,583,565)	(421,811)	(1,437,794)	(321,828)	(2,181,433)
Cost of goods sold	(1,979,025)	-	-	(1,979,025)	(1,712,665)	-	-	(1,712,665)
Taxes, charges and contributions	(941,210)	(18,473)	(19,413)	(979,096)	(912,457)	(16,449)	(25,886)	(954,792)
Estimated impairment losses on accounts receivable	-	(644,743)	-	(644,743)	-	(672,458)	-	(672,458)
Rental, insurance, condominium and connection means	(594,202)	(35,439)	(23,694)	(653,335)	(606,055)	(32,348)	(24,460)	(662,863)
Materials and other operating costs and expenses	(37,317)	(85,829)	(19,078)	(142,224)	(22,033)	(68,993)	(13,418)	(104,444)
Total	(13,511,055)	(6,116,745)	(1,385,560)	(21,013,360)	(12,532,855)	(5,870,117)	(1,286,138)	(19,689,110)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended
	06.30.23				06.30.22
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,325,484)	(1,463,990)	(250,677)	(4,040,151)	(2,234,181)	(1,499,020)	(254,519)	(3,987,720)
Depreciation and amortization	(2,609,682)	(384,545)	(212,661)	(3,206,888)	(2,510,231)	(379,989)	(206,745)	(3,096,965)
Personnel	(328,489)	(849,741)	(215,661)	(1,393,891)	(271,806)	(736,285)	(184,891)	(1,192,982)
Cost of goods sold	(968,117)	-	-	(968,117)	(834,396)	-	-	(834,396)
Taxes, charges and contributions	(485,157)	(8,777)	(11,165)	(505,099)	(502,789)	(5,242)	(10,334)	(518,365)
Estimated impairment losses on accounts receivable	-	(379,570)	-	(379,570)	-	(344,310)	-	(344,310)
Rental, insurance, condominium and connection means	(308,651)	(19,432)	(11,943)	(340,026)	(291,486)	(16,716)	(13,133)	(321,335)
Materials and other operating costs and expenses	(19,502)	(30,443)	(9,429)	(59,374)	(22,520)	(46,172)	(6,773)	(75,465)
Total	(7,045,082)	(3,136,498)	(711,536)	(10,893,116)	(6,667,409)	(3,027,734)	(676,395)	(10,371,538)

	Consolidated
	Six-month periods ended
	06.30.23				06.30.22
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(4,691,471)	(2,919,025)	(495,498)	(8,105,994)	(4,299,894)	(2,897,432)	(495,469)	(7,692,795)
Depreciation and amortization (1)	(5,273,355)	(769,990)	(423,889)	(6,467,234)	(4,999,862)	(757,765)	(413,450)	(6,171,077)
Personnel	(641,918)	(1,672,591)	(437,341)	(2,751,850)	(512,088)	(1,449,238)	(339,723)	(2,301,049)
Cost of goods sold	(2,009,953)	-	-	(2,009,953)	(1,712,266)	-	-	(1,712,266)
Taxes, charges and contributions	(998,172)	(18,475)	(19,851)	(1,036,498)	(952,710)	(16,449)	(26,087)	(995,246)
Estimated impairment losses on accounts receivable (Note 5)	-	(733,017)	-	(733,017)	-	(699,522)	-	(699,522)
Rental, insurance, condominium and connection means	(604,041)	(35,256)	(25,297)	(664,594)	(610,031)	(31,817)	(25,644)	(667,492)
Materials and other operating costs and expenses	(39,568)	(83,423)	(19,528)	(142,519)	(40,932)	(71,081)	(13,767)	(125,780)
Total	(14,258,478)	(6,231,777)	(1,421,404)	(21,911,659)	(13,127,783)	(5,923,304)	(1,314,140)	(20,365,227)

(1)	Includes consolidated lease depreciation of R$1,665,233 and R$1,492,011 in the six months ended June 30, 2023 and 2022, respectively (Note 13.c).

26)	OTHER INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22
Recovered expenses and fines (1)	247,015	191,462	382,663	318,142
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 19)	(228,369)	(178,824)	(383,311)	(331,360)
Other operating income, net (2)	28,018	10,579	40,346	121,730
Total	46,664	23,217	39,698	108,512

Other operating income	275,033	354,503	423,009	648,511
Other operating expenses	(228,369)	(331,286)	(383,311)	(539,999)
Total	46,664	23,217	39,698	108,512

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22
Recovered expenses and fines (1)	246,963	196,329	386,603	323,654
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 19)	(228,695)	(179,931)	(385,731)	(329,454)
Other operating income, net (2)	20,039	5,220	17,162	106,697
Total	38,307	21,618	18,034	100,897

Other operating income	267,002	357,069	403,765	650,247
Other operating expenses	(228,695)	(335,451)	(385,731)	(549,350)
Total	38,307	21,618	18,034	100,897

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

(1)	For the six months ended June 30, 2023, includes tax credits of R$206,528 following judicial rulings favorable to the Company for PIS and COFINS tax credits (Note 9). The remaining balance refers to contractual fines and other tax credits.

(2)	Includes net gains on disposal of assets (real estate, scrap, etc.) and expenses with taxes on other operating income.

27) FINANCIAL INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22
Financial Income
Gain on derivative transactions	250,868	246,552	290,947	280,268
Interest income	104,196	81,766	205,922	237,484
Other revenues from foreign exchange and monetary variation (1)	201,444	68,099	365,178	163,434
Foreign exchange variation on loans and financing	55,483	-	84,647	-
Interest receivable (customers, taxes and other)	38,585	38,141	87,864	74,331
Other financial income	41,885	17,942	88,193	43,027
Total	692,461	452,500	1,122,751	798,544

Financial Expenses
Charges for loans, financing, debentures, leases, contingent consideration and contractual retention	(472,427)	(373,289)	(999,411)	(857,791)
Expenses with monetary variations of provisions for contingencies (note 19)	(226,763)	(217,202)	(434,444)	(433,220)
Loss on derivative transactions	(285,152)	(185,582)	(410,404)	(264,727)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(142,537)	(86,166)	(265,132)	(134,116)
Foreign exchange variation on loans and financing	-	(112,622)	-	(112,622)
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(23,470)	(33,109)	(89,574)	(45,100)
Other financial expenses	(37,758)	(28,532)	(82,437)	(65,689)
Total	(1,188,107)	(1,036,502)	(2,281,402)	(1,913,265)

Financial income (expenses), net	(495,646)	(584,002)	(1,158,651)	(1,114,721)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.23	06.30.22	06.30.23	06.30.22
Financial Income
Gain on derivative transactions (Note 31)	250,868	246,552	290,947	280,268
Interest income	113,552	95,247	236,780	258,092
Other revenues from foreign exchange and monetary variation (1)	207,423	71,936	373,838	170,307
Foreign exchange variation on loans and financing (Note 20)	55,483	-	84,647	-
Interest receivable (customers, taxes and other)	40,062	39,801	89,822	76,125
Other financial income	42,874	20,514	90,383	48,098
Total	710,262	474,050	1,166,417	832,890

Financial Expenses
Charges for loans, financing, debentures, leases, contingent consideration and contractual retention (Note 20) (2)	(474,794)	(394,178)	(1,013,725)	(878,828)
Expenses with monetary variations of provisions for contingencies (note 19)	(227,389)	(227,190)	(436,991)	(444,336)
Loss on derivative transactions (Note 31)	(285,152)	(185,582)	(410,404)	(264,727)
Foreign exchange variation on loans and financing (Note 20)	-	(112,622)	-	(112,622)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(143,269)	(90,781)	(268,355)	(140,078)
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(26,573)	(34,582)	(94,390)	(49,309)
Other financial expenses	(38,908)	(30,180)	(85,767)	(68,041)
Total	(1,196,085)	(1,075,115)	(2,309,632)	(1,957,941)

Financial income (expenses), net	(485,823)	(601,065)	(1,143,215)	(1,125,051)

(1)	For the six month ended June 30, 2023, includes tax credits, in the amount of R$224,884 (R$209,299 of new tax credits in 2023 and R$15,585 of balance updates), following rulings favorable to the Company, which recognized PIS and COFINS tax credits (Note 9).

(2)	Includes consolidated leases charges of R$650,972 and R$608,692 for the six months ended June 30, 2023 (Note 20.c).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with companies related to the controlling group, which were carried out at prices and other commercial conditions agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.

b)	Consulting service for the construction of a fiber optic network.

c)	Installments receivable on the sale of equity interest and capital contributions, as well as the update of these values.

d)	Corporate services passed through at the cost effectively incurred.

e)	Right to use certain software licenses and maintenance and support contracted.

f)	International transmission infrastructure for several data circuits and roaming services contracted.

g)	Adquira Sourcing platform - online solution to for purchase and sale of various goods and services.

h)	Cost Sharing Agreement for digital business.

i)	Financial Clearing House roaming, inflows of funds for payments and receipts from roaming operation.

j)	Data communication services and integrated solutions.

k)	Long distance calling and international roaming services.

l)	Amounts reimbursed by SP Telecomunicações Participações (company wound up on October 31, 2022, former parent company of the Company) as a result of a contractual clause for the purchase of equity interest in Terra Networks. The statement of income presents a loss for the period from January to June 2022.

m)	Brand fee for assignment of rights to use the brand.

n)	Rental of buildings, data circuit and/or infrastructure.

o)	Factoring transactions, credit facilities for services provided by the Group's suppliers.

p)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and SISTEL (Note 30).

Telefônica Corretora de Seguros ("TCS") acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet - Assets
		06.30.23			12.31.22
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Latinoamerica Holding	d)	-	-	24,255	-	-	23,287
Telefónica	d)	-	-	2,787	-	-	2,791
		-	-	27,042	-	-	26,078
Other Group companies
Telefonica Global Solutions Participações	a) / d)/ f) / j)	-	9,219	155	-	5,295	124
Telefónica Venezolana	d) / k)	-	9,231	3,238	-	7,869	2,196
Telefônica Factoring do Brasil	d) / o)	-	913	53	-	1,799	74
Telefónica Global Solutions	f) / j) / k)	-	20,060	-	-	25,006	-
Telefonica Moviles España	k)	-	1,177	-	-	1,724	-
Telefónica Moviles Argentina	j) / k)	-	6,400	-	-	6,273	-
Telfisa Global BV	i)	6,641	-	-	10,576	-	-
Telxius Cable Brasil	a) / d)	-	5,643	1,722	-	1,179	1,388
Telefonica Cibersegurança e Tecnologia do Brasil	d) / e) / j) / n)	-	1,332	8,084	-	4,572	2,809
Telefônica Infra	c)	-	-	313,617	-	-	305,414
FiBrasil Infraestrutura e Fibra Ótica	b) / d) / n)	-	12,477	37,032	-	7,232	35,297
Telefónica IoT & Big Data Tech	c) / d)	-	-	22,994	-	-	32,065
Other		-	6,698	14,145	-	6,720	28,784
		6,641	73,150	401,040	10,576	67,669	408,151
Total		6,641	73,150	428,082	10,576	67,669	434,229

Current assets
Cash and cash equivalents(Note 3)		6,641	-	-	10,576	-	-
Trade accounts receivable (Note 5)		-	73,150	-	-	67,669	-
Other assets (Note 11)		-	-	248,547	-	-	253,144
Non-current assets
Other assets (Note 11)		-	-	179,535	-	-	181,085

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		06.30.23		12.31.22
Companies	Type of transaction	Tradeaccounts payable	Other liabilities andleases	Tradeaccounts payable	Other liabilities andleases
Parent Companies
Telefónica Latinoamerica Holding	d)	683	-	5,765	-
Telefónica	d) / m)	14,219	99,629	6,155	101,224
		14,902	99,629	11,920	101,224
Other Group companies
Telefonica Global Solutions Participações	f) / k)	31,418	318	42,639	318
Telefónica Compras Electrónica	g)	25,913	-	28,525	-
Telefónica Digital España	h)	122,909	-	78,128	-
Telefónica Global Technology	e)	29,789	-	32,579	-
Telefónica Global Solutions	f) / j) / k)	27,686	-	29,076	-
Telxius Cable Brasil	f) / j) / n)	34,373	8,113	20,423	8,113
Telefonica Cibersegurança e Tecnologia do Brasil	e) / j)	50,021	-	39,163	-
Companhia AIX Participações	p)	2,779	45,436	2,636	55,960
Telefónica IoT & Big Data Tech	h)	25,221	-	26,971	-
FiBrasil Infraestrutura e Fibra Ótica	b) / d)	78,649	3,162	24,280	9,466
Other		48,349	475	38,959	5,603
		477,107	57,504	363,379	79,460
Total		492,009	157,133	375,299	180,684

Current liabilities
Tradeaccounts payable and other payables (Note 16)		492,009	-	375,299	-
Leases (Note 20)		-	27,589	-	26,435
Other liabilities (Note 22)		-	111,130	-	118,303
Non-current liabilities
Leases (Note 20)		-	17,847	-	29,525
Other liabilities (Note 22)		-	567	-	6,421

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

		Income statement
		1st half of 2023			1st half of 2022
Companies	Type of transaction	Operating revenues	Revenues (cost, despesas and other expenses) operating	Financial result	Operating revenues	Revenues (cost, despesas and other expenses) operating	Financial result
Parent Companies
SP TelecomunicaçõesParticipações	d) / l)	-	-	-	-	2,906	(750)
Telefónica Latinoamerica Holding	d)	-	2,754	(1,274)	-	2,012	(599)
Telefónica	d) / m)	-	(212,218)	11,680	-	(218,917)	7,277
		-	(209,464)	10,406	-	(213,999)	5,928
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / j)	8,508	(57,159)	-	3,730	(43,776)	-
Telefónica Digital España	h)	-	(104,719)	10,138	-	(85,349)	3,261
Telefónica Global Technology	e)	-	(30,082)	900	-	(36,580)	(649)
Telefónica Global Solutions	f) / j) / k)	20,693	(32,278)	(1,800)	28,163	(37,357)	594
Telxius Cable Brasil	a) / d) / f) / n)	4,063	(117,307)	4,743	6,889	(117,085)	3,630
Telefonica Cibersegurança e Tecnologia do Brasil	d) / e) / j) / n)	448	(96,357)	-	1,025	(65,300)	-
Companhia AIX Participações	p)	47	-	(3,100)	17	(240)	(8,272)
Telefónica IoT & Big Data Tech	c) / d) / h)	-	(55,603)	5,587	-	(47,765)	2,584
Telefônica Infra	c)	-	-	8,203	-	-	11,987
FiBrasil Infraestrutura e Fibra Ótica	b) / d) / n) / p)	4,969	(103,486)	1,397	3,041	12,670	-
Telefónica Móveis Argentina	k)	2,881	(2,179)	63	244	5,422	61
Telefónica Móveis Chile	k)	1,926	(773)	(28)	987	(546)	8
Telefônica Factoring do Brasil	d) / o)	6	1,070	-	2	420	(3,795)
Telefónica UK	k)	2,592	(1,449)	(3)	318	(946)	-
Other		3,725	(40,299)	(569)	4,077	(40,399)	1,482
		49,858	(640,621)	25,531	48,493	(456,831)	10,891
Total		49,858	(850,085)	35,937	48,493	(670,830)	16,819

b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the six months ended June 30, 2023, and 2022 totaled R$26,341 and R$16,323, respectively. This includes R$14,799 (R$10,616 on June 30, 2022) for salaries, benefits and social charges and R$11,542 (R$5,707 on June 30, 2022) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the six months ended June 30, 2023, and 2022, the Directors and Officers did not receive any pension, retirement or similar benefits.

29)	SHARE-BASED PAYMENT PLANS

The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan ("TFSP") and Performance Share Plan ("PSP"), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The details of these plans are the same as in Note 30) Share-Based Payment Plans, as disclosed in the financial statements for the year ended December 31, 2022.

The main plans in effect on June 30, 2023, are detailed below:

•	Talent for the Future Share Plan ("TFSP"), for your Senior Managers, Managers and Specialists at a global level:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 167 active executives, with the potential right to receive 285,500 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 132 active executives, with the potential right to receive 280,000 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 162 active executives, with the potential right to receive 326,500 Telefónica shares.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Performance Share Plan ("PSP"), for its Vice Presidents and Directors globally:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 77 active executives (including 5 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 1,552,348 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 95 active executives (including 5 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 804,813 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 114 active executives (including 5 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 1,032,800 Telefónica shares.

•	Performance Share Plan ("PSP VIVO"), for its Vice Presidents and Directors at the local level:

Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 95 active executives (including 5 executives appointed pursuant to the Bylaws) of the Company, with the potential right to receive the amount referring to 408,973 shares of the Company.

Cycle 2023-2025: (January 1, 2023 to December 31, 2025): with 113 active executives (including 5 executives appointed pursuant to the Bylaws) of the Company, with the potential right to receive the amount referring to 481,918 shares of the Company.

•	Telefónica Global Incentive Share Purchase Plan: Plan 100

Employees enrolled in the plan can acquire Telefónica shares through monthly contributions of 25 euros to 150 euros (or the equivalent in local currency), deducted from payroll, monthly with a maximum amount of 1,800 euros over a twelve-month period (purchase period).

The six months following the purchase period are the retention period for the purchased shares. At the end of this period, additional shares will be delivered, that is, for each share purchased by the employee, one free share will be granted.

The cycle of this plan is effective from September 1, 2022 to March 31, 2024.

The delivery of shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) remaining in the company during the two-year duration of the program (vesting period), subject to certain special conditions in relation to layoffs; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled in the plan, who remain in the Telefónica Group, who have held the shares acquired for an additional period of six months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired. and retained until the end of the vesting period.

To commemorate the 100th anniversary of Telefónica's incorporation (April 19, 2024), in addition to the Additional Shares, each of the participants may receive 100 Telefónica Commemoration Shares (the “Commemoration Shares") free of charge.

The delivery of Commemorative Shares will occur following the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) that the employee enrolled in the plan makes contributions, regardless of the amount of such contribution, during the twelve (12) month duration of the Purchase Period without interruption; (ii) to keep the Purchased Shares deposited in the Securities Account until the Consolidation Date; and (iii) that the employee enrolled in the plan continues to provide services to the Group until the Consolidation Date (first day after the end of the maintenance period being March 31, 2024).

On June 30, 2023 and December 31, 2022, the consolidated liability balances of the share compensation plans were R$112,902 e R$77,175 (Note 15), respectively, including taxes.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

30)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2022.

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12.31.21	95,151	(649,817)	(554,666)
Current service cost	(346)	(3,535)	(3,881)
Net interest on net defined benefit liabilities/assets	2,188	(14,305)	(12,117)
Contributions and benefits paid by the employers	278	5,111	5,389
Distribution of reserves	(25,280)	-	(25,280)
Balances at 06.30.22	71,991	(662,546)	(590,555)
Current service cost	(1,038)	(10,605)	(11,643)
Net interest on net defined benefit liabilities/assets	5,871	(42,917)	(37,046)
Contributions and benefits paid by the employers	616	24,906	25,522
Effects on comprehensive results	933	(78,654)	(77,721)
Distribution of reserves	(74,212)	-	(74,212)
Balances at 12.31.22	4,161	(769,816)	(765,655)
Current service cost	(557)	(5,005)	(5,562)
Net interest on net defined benefit liabilities/assets	228	(37,593)	(37,365)
Contributions and benefits paid by the employers	510	14,098	14,608
Surplus Distribution - PBS-A Plan (gross amount)	89,130	-	89,130
Distribution of reserves	(7,470)	-	(7,470)
Balances at 06.30.23	86,002	(798,316)	(712,314)

Balances at 12.31.22
Non-current assets	4,161	-	4,161
Current liabilities	-	(27,377)	(27,377)
Non-current liabilities	-	(742,439)	(742,439)

Balances at 06.30.23
Current assets	30,047	-	30,047
Non-current assets	55,955	-	55,955
Current liabilities	-	(27,377)	(27,377)
Non-current liabilities	-	(770,939)	(770,939)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Distribution of part of the surplus - PBS-A special reserve, by SISTEL

Pursuant to PREVIC Ordinance No. 249, of March 14, 2023, published in the DOU on April 13, 2023, SISTEL approved the distribution of part of its surplus, in the form of a special PBS-A reserve, with reversal of values at sponsors and improvement of benefits, in the form of temporary income, to those assisted.

On April 25, 2023, SISTEL announced that the Company's participation in this distribution of part of its surplus was R$89,130, with payments expected in 36 monthly installments, the first of which of R$2,476 (amount already received by the Company in April 2023) and adjusted to reflect the plan's results (Note 10).

31)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used to hedge foreign exchange risks from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes,

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On June 30, 2023 and December 31, 2022, the Company held no embedded derivatives contracts.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

	Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	06.30.23	12.31.22	06.30.23	12.31.22
Assets position	1,615,183	1,701,304	77,477	158,023

Foreign Currency	1,492,687	1,526,619	243	105,663
US$(1) (2)	1,315,562	1,428,565	243	105,472
EUR(1)	55,305	95,231	-	167
NDF US$ (4)	121,820	2,823	-	24

Floating rate	84,989	143,813	142	1,357
CDI (1)	84,989	143,813	142	1,357

Inflation rates	37,507	30,872	77,092	51,003
IPCA (3)	37,507	30,872	77,092	51,003

Liabilities position	(1,615,183)	(1,701,304)	(109,112)	(164,141)
Floating rate	(1,408,373)	(1,579,506)	(102,809)	(163,730)
CDI (1) (2) (3)	(1,408,373)	(1,579,506)	(102,809)	(163,730)

Fixed rate	(121,820)	(2,823)	(6,229)	-
NDF US$ (4)	(121,820)	(2,823)	(6,229)	-

Foreign Currency	(84,990)	(118,975)	(74)	(411)
US$(1)	(81,169)	(143,813)	(74)	(411)
EUR(1)	(3,821)	24,838	-	-

	Long position		77,477	158,023
	Current		6,947	113,501
	Non-current		70,530	44,522

	Short position		(109,112)	(164,141)
	Current		(26,477)	(86,548)
	Non-current		(82,635)	(77,593)
	Amounts payable, net		(31,635)	(6,118)

(1)	Foreign currency swap (euro and CDI x euro) (R$59,125) and (US dollar and CDI x US dollar) (R$373,068) – swap operations contracted with maturities until August 21, 2023, with the objective of protecting against exchange variation risks of net amounts payable (book value of R$126 payable and R$8,119 payable, respectively).

(2)	Foreign currency swap (US dollar and CDI x US dollar) (R$1,023,663) – swap operations contracted with maturities up to September 29, 2023, with the objective of protecting against exchange variation risks of the flows payable in the loan of Law nº 4,131 (book value of R$11,618 payable).

(3)	Swap IPCA x CDI (R$37,507) – swap operations contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$5,543 payable).

(4)	NDF dollar x R$ (R$121,820) – forward operations contracted with maturities up to December 12, 2023, with the objective of protecting against exchange variation risks of service contracts (book value of R$6,229 payable).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Swaps maturing after June 30, 2023, are as follows:

	Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 06.30.23
Foreign currency x CDI	(19,931)	-	-	-	-	-	(19,931)
CDI x Foreign Currency	68	-	-	-	-	-	68
IPCA x CDI	6,562	6,119	5,513	5,601	4,978	(34,316)	(5,543)
NDF US$ x Fixed rate	(6,229)	-	-	-	-	-	(6,229)
Total	(19,530)	6,119	5,513	5,601	4,978	(34,316)	(31,635)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

In the six month period ended June 30, 2023 and 2022, the derivative financial instruments generated net results (parent company and consolidated) of negative R$119,457 and positive of R$15,541, respectively (Note 27).

a.2) Sensitivity analysis of the Company's risk variables

CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of financial instruments market risk that management believes to be significant at the end of each period, including all derivative financial instrument transactions.

Each financial instrument derivative transactions were assessed, and assumptions included a probable base scenario and a further two stressed scenario that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on June 30, 2023.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

		Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	51,561	64,451	77,341
Payables in EUR	Debt (appreciation risk EUR)	(79,487)	(99,358)	(119,230)
Receivables in EUR	Debt (depreciation risk EUR)	27,926	34,907	41,889
	Net Exposure	-	-	-

Hedge (assets position)	Derivatives (depreciation risk US$)	1,227,806	1,534,757	1,841,709
Payables in US$	Debt (appreciation risk US$)	(1,294,116)	(1,617,646)	(1,941,175)
Receivables in US$	Debt (depreciation risk US$)	66,326	82,908	99,489
	Net Exposure	16	19	23

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	77,092	77,055	48,871
Debt in IPCA	Debt (risk of increase in IPCA)	(77,092)	(77,055)	(48,871)
	Net Exposure	-	-	-

Hedge (assets position)	Derivatives (depreciation risk US$)	121,820	152,275	190,344
OPex em US$	OPex (appreciation risk US$)	(121,820)	(152,275)	(190,344)
	Net Exposure	-	-	-

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	26,402	30,445	34,440
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(82,493)	(82,494)	(85,546)
	Net Exposure	(56,091)	(52,049)	(51,106)

Total net exposure in each scenario		(56,075)	(52,030)	(51,083)

Net effect on changes in current fair value		-	4,045	4,992

The fair values shown in the table above are based on the portfolio position on June 30, 2023, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

The assumptions used by the Company for the sensitivity analysis on June 30, 2023, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	4.8192	6.0240	7.2288
EUR	5.2312	6.5391	7.8469
IPCA	5.60%	7.04%	8.51%
IGPM	1.86%	2.33%	2.80%
CDI	13.65%	17.34%	21.16%

For calculation of the net exposure of the sensitivity analysis, all derivative financial instruments and the hedged item of structures designated under the fair value hedge accounting methodology were considered at their fair value.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities to which the Company and its subsidiaries may have access on the measurement date.

Level 2: valuation techniques using lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques when lower level of information is not available to measure the fair value.

There were no transfers of fair value assessments between these Levels.

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

The tables below present the composition and classification of financial assets and liabilities on June 30, 2023, and December 31, 2022.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

			Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.23	12.31.22	06.30.23	12.31.22
Financial Assets
Current
Cash and cash equivalents(Note 3)	1		5,020,765	1,359,061	5,020,765	1,359,061
Financial investments (note 4)	1		1,082	1,016	1,082	1,016
Trade accounts receivable (Note 5)	1		8,179,822	8,393,728	8,179,822	8,393,728
Derivative transactions (Note 31.a)	2	Level 2	6,947	113,501	6,947	113,501
Sale of real estate and other receivables (Note 11)	1		54,851	93,142	54,851	93,142
Related-party receivables (Note 11)	1		249,580	245,363	249,580	245,363

Non-current
Financial investments (note 4)	1		34,672	43,295	34,672	43,295
Trade accounts receivable (Note 5)	1		383,719	399,029	383,719	399,029
Derivative transactions (Note 31.a)	3	Level 2	70,530	44,522	70,530	44,522
Sale of real estate and other receivables (Note 11)	1		89,937	48,338	89,937	48,338
Related-party receivables (Note 11)	1		170,910	164,490	170,910	164,490
Total financial assets			14,262,815	10,905,485	14,262,815	10,905,485

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		8,512,110	7,169,209	8,512,110	7,169,209
Loans and financing (Note 20.a)	1		1,020,087	1,073,090	1,020,087	1,073,090
Leases (Note 20.a)	2	Level 2	3,863,069	3,278,459	3,863,069	3,278,459
Debentures (Note 20.a)	1		231,572	236,833	231,572	236,833
5G Licenses(Note 20.a)	1		644,778	652,301	644,778	652,301
Liabilities for the acquisition of a company (Note 20.a)	1		6,271	545,630	6,271	545,630
Derivative transactions (Note 31.a)	2	Level 2	21,672	86,532	21,672	86,532
Derivative transactions (Note 31.a)	3	Level 2	4,805	16	4,805	16
Liabilities with ANATEL (Note 22)	1		8,542	35,502	8,542	35,502
Amounts to be refunded to customers (Note 22)	1		73,797	62,354	73,797	62,354
Liabilities with related parties (Note 22)	1		111,086	112,547	111,086	112,547

Non-current
Leases (Note 20.a)	2	Level 2	7,433,520	8,212,643	7,433,520	8,212,643
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		936,947	1,191,670	936,947	1,191,670
Liabilities for the acquisition of a company (Note 20.a)	1		543,753	-	543,753	-
Derivative transactions (Note 31.a)	2	Level 2	82,635	77,593	82,635	77,593
Liabilities with ANATEL (Note 22)	1		569,421	734,834	569,421	734,834
Liabilities with related parties (Note 22)	1		2,326	995	2,326	995
Total financial liabilities			27,566,391	26,970,208	27,566,391	26,970,208

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

			Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.23	12.31.22	06.30.23	12.31.22
Financial Assets
Current
Cash and cash equivalents(Note 3)	1		5,404,821	2,273,834	5,404,821	2,273,834
Financial investments (note 4)	1		1,082	1,016	1,082	1,016
Trade accounts receivable (Note 5)	1		8,509,660	8,691,114	8,509,660	8,691,114
Derivative transactions (Note 31.a)	2	Level 2	6,947	113,501	6,947	113,501
Sale of real estate and other receivables (Note 11)	1		54,851	93,142	54,851	93,142
Related-party receivables (Note 11)	1		248,547	253,144	248,547	253,144

Non-current
Financial investments (note 4)	1		34,898	43,522	34,898	43,522
Trade accounts receivable (Note 5)	1		383,719	399,029	383,719	399,029
Derivative transactions (Note 31.a)	2	Level 2	70,530	44,522	70,530	44,522
Sale of real estate and other receivables (Note 11)	1		89,937	48,338	89,937	48,338
Related-party receivables (Note 11)	1		179,535	181,085	179,535	181,085
Total financial assets			14,984,527	12,142,247	14,984,527	12,142,247

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		8,791,703	7,415,798	8,791,703	7,415,798
Loans and financing (Note 20.a)	1		1,020,087	1,073,090	1,020,087	1,073,090
Leases (Note 20.a)	2	Level 2	3,860,206	3,503,167	3,860,206	3,503,167
Debentures (Note 20.a)	1		231,572	236,833	231,572	236,833
5G Licenses (Note 20.a)	1		644,778	652,301	644,778	652,301
Liabilities for the acquisition of a company (Note 20.a)	1		90,224	554,554	90,224	554,554
Derivative transactions (Note 31.a)	2	Level 2	21,672	86,532	21,672	86,532
Derivative transactions (Note 31.a)	3	Level 2	4,805	16	4,805	16
Liabilities with ANATEL (Note 22)	1		8,542	42,045	8,542	42,045
Amounts to be refunded to customers (Note 22)	1		74,572	63,460	74,572	63,460
Liabilities with related parties (Note 22)	1		111,130	118,303	111,130	118,303

Non-current
Leases (Note 20.a)	2	Level 2	7,438,038	8,529,436	7,438,038	8,529,436
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		936,947	1,191,670	936,947	1,191,670
Liabilities for the acquisition of a company (Note 20.a)	1		546,734	60,745	546,734	60,745
Derivative transactions (Note 31.a)	2	Level 2	82,635	77,593	82,635	77,593
Liabilities with ANATEL (Note 22)	1		569,421	734,833	569,421	734,833
Liabilities with related parties (Note 22)	1		567	6,421	567	6,421
Total financial liabilities			27,933,633	27,846,797	27,933,633	27,846,797

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

(A free translation of the original in Portuguese)
Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the six months ended June 30, 2023, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies and derivative financial instruments, less cash and equivalents cash, financial investments in FIDC, accounts receivable from credit rights (FIDC Vivo Money) and judicial deposit related to liability for the acquisition of companies.

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$42,357 thousand, €9,658 thousand and £199 thousand paid by June 30, 2023, and US$26,979 thousand, €17,264 thousand and £66 thousand paid by December 31, 2022) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$5,363,294 and R$ 2,220,385 on June 30, 2023, and December 31, 2022, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

d.4) Credit Risk

The credit risk arises from the possibility that the Company may incur losses resulting from the difficulty in receiving billed amounts related to the provision of services and the sale of handsets and equipment to its B2C and B2B customers, in addition to the sale of handsets and pre-activated prepaid cards to the distributor network.

Credit risk with accounts receivable is diversified and minimized through strict control of the customer base and constant risk analysis. The Company constantly monitors the level of accounts receivable and limits the risk of overdue accounts by cutting off access to the telephone line if the invoice is past due. For the prepaid mobile customer base, which requires advance loading, there is no credit risk. Exceptions are made for emergency services that must be maintained for reasons of national security or defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

d.5) Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company is unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it may incur significant costs, which include investigation and remediation costs, indemnities, compensation, conduct adjustment, fines, suspension of activities and other penalties, investments to improve our facilities or change our operations, as well as reputational damage.

The identification of new significant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change poses a series of potential environmental risks for telecommunications operators, including the Company, both from a regulatory and operational perspective. The increase in the intensity and frequency of extreme precipitation events, cyclones, floods and fires may damage, suspend or interrupt the Company's transmission operations for an indefinite period. If successive serious natural disasters occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a simulation, an increase in temperature directly affected the operational conditions of the Company's network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment essential for the Company's operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.

The telecommunications sector is not especially dependent on fossil fuels, but it is very dependent on electricity consumption for its networks, so that an increase in electricity prices due to the scarcity of natural resources could have a significant impact on the Company's related operating expenses. The estimated economic impact of this risk is classified as substantive in the horizon of 2030.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation ("GBC"), which prescribes the preventive risk management, ensuring the resilience of its operations from possible interruption.

d.6) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; in addition to related obligations to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

The regulatory agenda for the 2023-2024 biennium of ANATEL includes the revision of the General Plan of Competition Goals ("PGMC") (Resolution No. 600, of November 8, 2012, updated by Resolution No. 694, of 17 of July 2018) uniting in a single normative instrument a set of measures aimed at promoting competition and milestones for future reassessments on the performance of sectoral competition. This review takes place every four years, with the reassessment of the relevant markets in the sector, the asymmetric regulatory measures and the holders of Significant Market Power - PMS, previously established by the regulation itself.

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service - SMP through Virtual Network (MVNO); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; (iv) Industrial Network Exploration Offer.

For the Reference Offer in the more significant Brazilian roaming markets, the regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC+ bottom-up model - Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top down model - Act No. 9157/2018).

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact remuneration and costs, causing considerable harm to the business, financial condition, revenues, results operations and prospects of the Company.

As to the interconnection fees, an important part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

d.7) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.

On June 30, 2023, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors' scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover potential claims.

d.8) Compliance

The Company complies with Brazilian anti-corruption laws and regulations in the jurisdictions in which its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and Decree No. 11.129/2022 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company's employees, directors, officers, partners, agents and service providers individually adopt any type of action in violation of the Company's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company's reputation or other legal consequences that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

As a result of the Company's commitment to maintaining a robust Compliance Program, in 2020, 2021 and 2022, it obtained the DSC 10,000 certificate - Guidelines for the Compliance System (valid until December 14, 2023), which is witness to the progress made by its Compliance Program over the last few years.

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

32) SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of the consolidated cash flow financing activities for the six months ended June 30, 2023, and 2022.

	Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.22	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 06.30.23
Interim dividends and interest on equity	3,187,417	(1,723,668)	-	-	-	-	1,436,673	2,900,422
Loans and financing	1,073,090	(4)	(17,101)	(35,898)	-	-	-	1,020,087
Leases	12,032,603	(1,209,957)	(696,077)	650,972	520,703	-	-	11,298,244
Debentures	3,736,833	-	(253,524)	248,263	-	-	-	3,731,572
Liabilities for the acquisition of a company	615,299	(24,038)	(4,972)	24,854	-	25,815	-	636,958
5G Licences	1,843,971	(285,250)	(17,883)	40,887	-	-	-	1,581,725
Derivative financial instruments	6,118	(101,244)	(2,423)	129,184	-	-	-	31,635
Total	22,495,331	(3,344,161)	(991,980)	1,058,262	520,703	25,815	1,436,673	21,200,643

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.21	Write-offs (payments)	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 06.30.22
Interim dividends and interest on equity	4,265,715	-	(450)	-	-	-	-	2,930,990	7,196,255
Loans and financing	224,610	1,000,000	(180,400)	(3,468)	91,357	-	-	-	1,132,099
Leases	11,230,099	-	(1,187,442)	(593,185)	608,692	1,731,194	712,888	-	12,502,246
Debentures	1,028,463	-	(1,000,000)	(39,012)	10,549	-	-	-	-
Liabilities for the acquisition of a company	-	-	(47,500)	-	12,805	-	598,663	-	563,968
5G Licences	4,450,806	-	(2,389,706)	(144,857)	268,048	-	-	-	2,184,291
Derivative financial instruments	12,676	-	(31,095)	-	(26,450)	-	-	-	(44,869)
Total	21,212,369	1,000,000	(4,836,593)	(780,522)	965,001	1,731,194	1,311,551	2,930,990	23,533,990

33) CONTRACTUAL COMMITMENTS AND GUARANTEES

a)	Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On June 30, 2023, the total nominal values equivalent to the full contract period were:

Periods	Consolidated
1 to 12 months	994,233
13 to 24 months	726,132
25 to 36 months	500,369
37 to 48 months	261,625
49 to 60 months	145,911
From 61 months	444,587
Total	3,072,857
b)	Guarantees

On June 30, 2023, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

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Telefônica Brasil S. A. NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION Three and six-month periods ended June 30, 2023 (In thousands of Reais, unless otherwise stated)

Consolidado
Insurance of guarantee (1)	28,505,674
Letters of guarantee (Note 31.d.4)	4,614,695
Judicial deposits and garnishments (Note 10)	3,411,669
Property and equipment (Note 13.d)	98,358
Blocked financial investments - Legal proceedings (Note 4)	34,898
Total	36,665,294
(1)	Refer to amounts of insurance contracted to ensure the continuity of the discussion of lawsuits (note 19).

34) SUBSEQUENT EVENTS

Credit of Interest on Equity Intermediaries

At a meeting held on July 17, 2023, the Company's Board of Directors approved, ad referendum of the General Shareholders' Meeting to be held in 2024, an interest on equity distribution, for the 2023 year, pursuant to the terms of Article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$405,000, equivalent to 0.244229 per share, corresponding to an amount net of withholding income tax of R$344,250, equivalent to 0.207595 per share, calculated based on the balance sheet of June 30, 2023.

Distribution will occur by April 30, 2024, on a date to be defined by the Company's Board of Directors and communicated to the market in a timely fashion, being credited individually to the shareholders respecting each shareholder’s position of record in the Company's ledgers at the end of July 31, 2023.

The amount of this interest on equity per share may be subject to future adjustments, before July 31, 2023, to reflect acquisitions of shares under the Company's Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 8, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director